

TEXTRON



2017 Proxy Statement

and Notice of
Annual Meeting of
Shareholders

Wednesday, April 26, 2017
at 11:00 a.m.
40 Westminster Street
Providence, Rhode Island







NOTICE OF ANNUAL MEETING

To the Shareholders of Textron Inc.:

The 2017 annual meeting of shareholders of Textron Inc. will be held on Wednesday, April 26, 2017, at 11:00 a.m. at the Company's principal executive office located at 40 Westminster Street, Providence, Rhode Island for the following purposes:

1. To elect the eleven director nominees named in the proxy statement to hold office until the next annual shareholders' meeting;

2. To approve the Textron Inc. Short-Term Incentive Plan;

3. To approve Textron's executive compensation on an advisory basis;

4. To vote on the frequency of future advisory votes on executive compensation on an advisory basis;

5. To ratify the appointment by the Audit Committee of Ernst & Young LLP as Textron's independent registered public accounting firm for 2017;

6. If properly presented at the meeting, to consider and act upon a shareholder proposal set forth at page 53 in the accompanying proxy statement, which is opposed by the Board of Directors; and

> **Date and Time**
> Wednesday, April 26, 2017
> 11:00 a.m. Eastern Daylight Time
>
> **Place**
> **Company's principal executive office**
> 40 Westminster Street
> Providence, Rhode Island

7. To transact any other business as may properly come before the meeting or any adjournment or postponement of the meeting.

You are entitled to vote all shares of common stock registered in your name at the close of business on February 27, 2017. If your shares are held in the name of your broker or bank and you wish to attend the meeting in person and vote your shares, your broker or bank must issue to you a proxy covering your shares.

As permitted by the rules of the Securities and Exchange Commission, we are making our proxy materials available to shareholders primarily via the Internet, rather than mailing printed copies of these materials to shareholders. On March 6, 2017, we mailed to many of our shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access and review our proxy materials, including our Proxy Statement and the Annual Report to Shareholders, and vote online. This process is designed to expedite shareholders' receipt of proxy materials, lower the cost of the annual meeting, and help conserve natural resources. If you received a Notice by mail, you will not receive a printed copy of the proxy materials unless you request one. If you would prefer to receive printed proxy materials, please follow the instructions included in the Notice. Shareholders who requested paper copies of the proxy materials or previously elected to receive our proxy materials electronically did not receive the Notice and will receive the proxy materials in the format requested.

Whether or not you plan to attend the meeting, we urge you to cast your vote as soon as possible so that your shares may be represented at the meeting. You may vote your shares via the Internet or by telephone by following the instructions included on the Notice. Alternatively, if you received paper copies of the proxy materials by mail, you can also vote by mail by following the instructions on the proxy card.

A list of shareholders entitled to vote at the 2017 annual meeting will be open to examination by any shareholder, for any purpose germane to the meeting, for ten days prior to the meeting, at Textron's principal executive office, 40 Westminster Street, Providence, Rhode Island 02903.

By order of the Board of Directors,

E. Robert Lupone
Executive Vice President, General Counsel and Secretary

Providence, Rhode Island
March 6, 2017

YOUR VOTE IS IMPORTANT

Brokers are not permitted to vote on the election of directors or on certain other proposals without instructions **from the beneficial owner. Therefore, if your shares are held in the name of your broker or bank, it is important** that you vote. We encourage you to vote promptly, even if you intend to attend the annual meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 26, 2017:

The Company's Proxy Statement for the 2017 Annual Meeting of Shareholders, the Annual Report to Shareholders for the fiscal year ended December 31, 2016 and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 are available at http://investor.textron.com/investors/investor-resources. The Company will provide by mail, without charge, a copy of its Annual Report on Form 10-K, at the request of shareholders. Please direct all inquiries to the Company at (401) 457-2353 or by submitting a written request to the Secretary at Textron Inc., 40 Westminster Street, Providence, Rhode Island 02903.

Contents

INFORMATION ABOUT THE ANNUAL MEETING

GENERAL

This proxy statement, which is first being made available to shareholders on or about March 6, 2017, is furnished in connection with the solicitation by the Board of Directors of Textron Inc. of proxies to be voted at the annual meeting of shareholders to be held on April 26, 2017, at 11:00 a.m. at the Company's principal executive office, located at 40 Westminster Street, Providence, Rhode Island, and at any adjournments or postponements thereof.

SHAREHOLDERS WHO MAY VOTE

All shareholders of record at the close of business on February 27, 2017 will be entitled to vote. As of February 27, 2017, Textron had outstanding 270,044,285 shares of common stock, each of which is entitled to one vote with respect to each matter to be voted upon at the meeting. Proxies are solicited to give all shareholders who are entitled to vote on the matters that come before the meeting the opportunity to do so whether or not they attend the meeting in person.

INTERNET AVAILABILITY OF PROXY MATERIALS

As permitted by the rules of the Securities and Exchange Commission, we are making our proxy materials available to shareholders primarily via the Internet, rather than mailing printed copies of these materials to shareholders. On March 6, 2017, we mailed to many of our shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access and review our proxy materials, including our Proxy Statement and the Annual Report to Shareholders, and vote online.

This process is designed to expedite shareholders' receipt of proxy materials, lower the cost of the annual meeting, and help conserve natural resources. If you received a Notice by mail, you will not receive a printed copy of the proxy materials unless you request one. If you would prefer to receive printed proxy materials, please follow the instructions included in the Notice. Shareholders who requested paper copies of the proxy materials or previously elected to receive our proxy materials electronically did not receive the Notice and will receive the proxy materials in the format requested.

VOTING

Shareholders of record may vote via the Internet or by using the toll-free telephone number listed on the proxy card or Notice. Please follow the instructions for Internet or telephone voting provided on the proxy card or Notice. Alternatively, if you received paper copies of the proxy materials by mail, you can vote by mail by following the instructions on the proxy card. If you vote via the Internet or by telephone, please do not return a signed proxy card. Shareholders who hold their shares through a bank or broker can vote via the Internet or by telephone if these options are offered by the bank or broker. If you received the proxy materials in paper form from your bank or broker, the materials include a voting instruction card so you can instruct the holder of record on how to vote your shares.

If voting by mail, please complete, sign, date and return your proxy card enclosed with the proxy statement in the accompanying postage-paid envelope. You can specify how you want your shares voted on each proposal by marking the appropriate boxes on the proxy card. If your proxy card is signed and returned without specifying a vote or an abstention on any proposal, it will be voted according to the recommendation of the Board of Directors on that proposal. That recommendation is shown for each proposal on the proxy card.

You also may vote in person at the meeting. **If your shares are held in the name of your broker or bank and you wish to vote in person at the meeting, you must request your broker or bank to issue you a proxy covering your shares.**

SAVINGS PLAN PARTICIPANTS

If you are a participant in a Textron savings plan with a Textron stock fund as an investment option, the accompanying proxy card shows the number of shares allocated to your account under the plan. When you vote via the Internet or by telephone, or your proxy card is returned properly signed, the plan trustee will vote your proportionate interest in the plan shares in the manner you direct, or if you vote by mail and make no direction, in proportion to directions received from the other plan participants (except for any shares allocated to your Tax Credit Account under the Textron Savings Plan, which will be voted only as you direct). All directions will be held in confidence.

CHANGING OR REVOKING A PROXY

Whether voting by mail, via the Internet or by telephone, if you are a shareholder of record you may change or revoke your proxy at any time before it is voted by submitting a new proxy with a later date, voting via the Internet or by telephone at a later time, delivering a written notice of revocation to Textron's Secretary, or voting in person at the meeting. If your shares are held in the name of your broker or bank, you may change or revoke your voting instructions by contacting the bank or brokerage firm or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the annual meeting.

REQUIRED VOTE

A quorum is required to conduct business at the meeting. A quorum requires the presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares entitled to vote at the meeting. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A broker non-vote occurs when you fail to provide voting instructions to your broker for shares owned by you but held in the name of your broker and your broker does not have authority to vote without instructions from you. Under those circumstances, your broker may be authorized to vote for you without your instructions on routine matters but is prohibited from voting without your instructions on non-routine matters. The ratification of independent public accountants is a routine matter on which your broker may vote your shares without your instructions. Non-routine matters include the election of directors, approval of the Short-Term Incentive Plan, the advisory votes related to Textron's executive compensation and the shareholder proposal. Those items for which your broker cannot vote result in broker non-votes.

Election of each of the nominees for director requires a vote of the majority of the votes cast at the meeting, which means that the number of shares voted "for" a nominee for director must exceed the number of shares voted "against" that nominee. Abstentions and broker non-votes are not counted for this purpose and will have no effect on the outcome of the election.

Approval of all other matters to be voted on at the meeting requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on the matter. Abstentions will have the same effect as votes "against" the proposal, and broker non-votes (when applicable) will have no effect on the outcome of the vote.

COSTS OF PROXY SOLICITATION

Textron pays the cost of this solicitation of proxies. Textron will request that persons who hold shares for others, such as banks and brokers, solicit the owners of those shares and will reimburse them for their reasonable out-of-pocket expenses for those solicitations. In addition to solicitation by mail, Textron employees may solicit proxies by telephone, by electronic means and in person, without additional compensation for these services. Textron has hired Alliance Advisors, LLC of Bloomfield, New Jersey, a proxy solicitation organization, to assist in this solicitation process for a fee of $15,500, plus reasonable out-of-pocket expenses.

CONFIDENTIAL VOTING POLICY

Under Textron's policy on confidential voting, individual votes of shareholders are kept confidential from Textron's directors, officers and employees, except for certain specific and limited exceptions. Comments of shareholders written on proxies or ballots are transcribed and provided to Textron's Secretary. Votes are counted by Broadridge Financial Solutions, Inc. and certified by an independent Inspector of Election.

ATTENDING THE MEETING

If your shares are held in the name of your bank or broker and you plan to attend the meeting, please bring proof of ownership with you to the meeting. A bank or brokerage account statement showing that you owned voting stock of Textron on February 27, 2017 is acceptable proof to obtain admittance to the meeting. If you are a shareholder of record, no proof of ownership is required. All shareholders or their proxies should be prepared to present government-issued photo identification upon request for admission to the meeting.

ELECTION OF DIRECTORS

BOARD MEMBERSHIP QUALIFICATIONS

The Board of Directors believes that the Board, as a whole, should possess a combination of skills, professional experience and diversity of backgrounds necessary to oversee the Company's business. In addition, the Board believes that there are certain attributes that every director should possess, as reflected in the Board's membership criteria. Accordingly, the Board and the Nominating and Corporate Governance Committee consider the qualifications of directors and director candidates individually and in the broader context of the Board's overall composition and the Company's current and future needs.

The Nominating and Corporate Governance Committee is responsible for developing and recommending criteria for director nominees to the Board for approval. All of our current Board members share certain qualifications and attributes consistent with these criteria, which are set forth in the Company's Corporate Governance Guidelines and Policies and are summarized below under "Board Committees—Nominating and Corporate Governance Committee". These criteria include possessing specific skills and experience aligned with Textron's strategic direction and operating challenges and that complement the overall composition of the Board. In addition, each Board member has demonstrated core business competencies, including high achievement and a record of success. All of our Board members are enthusiastic about Textron and devote sufficient time to be fully engaged in their role as a Textron Board member. Finally, all of our directors, other than our current CEO, satisfy the independence standards established by the New York Stock Exchange.

NOMINEES FOR DIRECTOR

At the 2017 annual meeting, eleven directors are to be elected to hold office until the 2018 annual meeting and until their successors have been elected and qualified. All eleven nominees are currently Textron directors. Ms. Zuber was appointed as a director by the Board effective November 1, 2016, and Mr. Heath was appointed effective January 1, 2017. Both directors were recommended by a third party search firm which assisted the Company in identifying and evaluating director candidates and to which the Company paid a fee. It is the intention of the persons named on the accompanying proxy card, unless otherwise instructed, to vote "for" each of the directors who have been nominated for election. If any director nominee is unable or unwilling to serve as a nominee at the time of the annual meeting, the persons named as proxies will vote for the balance of the nominees and may vote for a substitute nominee designated by the present Board. Both Dain M. Hancock, a director since 2005, and Lord Powell of Bayswater KCMG, a director since 2001, will be retiring from our Board effective as of the annual meeting in accordance with our retirement policy.

Textron's directors have experience with businesses that operate in industries in which Textron operates, such as the defense, aviation, manufacturing and finance industries, or that involve skills, such as marketing or product branding, that are integral to Textron's operations. Our Nominating and Corporate Governance Committee and our Board have determined that each of our directors has the experience, attributes and skills needed to collectively comprise an effective and well-functioning Board. Biographical information about each nominee, as well as highlights of the specific experience, qualifications, attributes and skills of our individual Board members, are included below:



Scott C. Donnelly
Director Since 2009

Mr. Donnelly, 55, is Chairman, President and Chief Executive Officer of Textron. Mr. Donnelly joined Textron in June 2008 as Executive Vice President and Chief Operating Officer and was promoted to President and Chief Operating Officer in January 2009. He was appointed to the Board of Directors in October 2009, became Chief Executive Officer of Textron in December 2009 and Chairman of the Board in September 2010. Previously, Mr. Donnelly was the President and CEO of General Electric (GE) Company's Aviation business unit, a position he had held since July 2005. GE's Aviation business unit is a leading maker of commercial and military jet engines and components as well as integrated digital, electric power and mechanical systems for aircraft. Prior to July 2005, Mr. Donnelly served as Senior Vice President of GE Global Research, one of the world's largest and most diversified industrial research organizations with facilities in the U.S., India, China and Germany and held various other management positions since joining GE in 1989. In 2013, Mr. Donnelly joined the board of directors of Medtronic plc.

Experience, Qualifications, Attributes and Skills

- Significant experience in the aerospace and defense sector
- Deep operational experience in innovation, manufacturing, sales and marketing, portfolio management, talent development and business processes
- First-hand, real-time experience in, and understanding of, Textron operations

Kathleen M. Bader
Director Since 2004



Ms. Bader, 66, was President and Chief Executive Officer of NatureWorks LLC, which makes proprietary plastic resins and was formerly known as Cargill Dow LLC, until her retirement in January 2006. Formerly she was a Business President of a $4.2 billion plastics portfolio at the Dow Chemical Company, a diversified chemical company. She joined Dow in 1973 and held various management positions in Dow's global and North American operations, before becoming Chairman, President and Chief Executive Officer of Cargill Dow LLC, at the time an equal joint venture between Dow and Cargill Incorporated, in February 2004. She assumed the position of President and Chief Executive Officer of NatureWorks in February 2005 following Cargill's acquisition of Dow's interest in Cargill Dow. Ms. Bader previously served as a director of Tyson Foods, Inc., from 2011 to 2015. She also served for seven years on President Bush's Homeland Security Advisory Council.

Experience, Qualifications, Attributes and Skills

- Comprehensive experience in strategic planning and change management
- Expertise in managing strategic business process implementation within global industrial business environments
- Extensive experience in advancing customer loyalty and employee satisfaction
- Expertise in expansion of international business

R. Kerry Clark
Director Since 2003



Mr. Clark, 64, is the retired Chairman and Chief Executive Officer of Cardinal Health, Inc., a leading provider of services supporting the health care industry. He joined Cardinal Health in April 2006 as President and Chief Executive Officer, became Chairman in November 2007 and retired in September 2009. Prior to joining Cardinal Health he was Vice Chairman of the Board, P&G Family Health, and a director of The Procter and Gamble Company, which markets consumer products in over 140 countries, from 2002-2006. He joined Procter and Gamble in 1974 and served in various key executive positions before becoming Vice Chairman of the Board in 2002, and held that position until leaving the company in April 2006. Mr. Clark became a director of General Mills, Inc. in 2009, a director of Avnet, Inc. in 2012 and a director of Anthem, Inc. in 2014. He is also a director of Hauser Private Equity LLC, an investment firm.

Experience, Qualifications, Attributes and Skills

- Extensive expertise in establishing brand equity worldwide and extending strategic initiatives globally
- Leadership skills in enhancing customer service and advancing customer relationships
- Significant experience in corporate governance, talent development, change management, marketing and business development
- Audit Committee Financial Expert

James T. Conway
Director Since 2011



Mr. Conway, 69, is a retired General in the United States Marine Corps who served as the 34th Commandant of the Marine Corps from 2006 through his retirement in 2010 and concurrently as a member of the Joint Chiefs of Staff. Prior to being named Commandant, Mr. Conway served as Director of Operations (J-3) on the Joint Chiefs of Staff. Among his previous postings were Commanding General of I Marine Expeditionary Force from 2002 through 2004 (which involved two combat tours in Iraq), Commanding General of the 1st Marine Division, and President of the Marine Corps University. Mr. Conway was named a director of xG Technology, Inc. in 2015.

Experience, Qualifications, Attributes and Skills

- Experience managing complex operational and strategic issues
- Deep understanding of the U.S. military
- Broad knowledge of the defense industry and international security issues
- Demonstrated leadership and management skills

Ivor J. Evans
Director Since 2003



Mr. Evans, 74, was Executive Chairman of the Board of Meritor, Inc. from April 2015 through April 2016. He had served as Chairman and Chief Executive Officer of Meritor, a global supplier of drivetrain, mobility, braking and aftermarket solutions for commercial vehicle and industrial markets, from August 2013 to April 2015, as well as President from August 2013 to June 2014, after serving as Executive Chairman and Interim Chief Executive Officer and President from May 2013 to August 2013 and as a director since 2005. Mr. Evans was also an Operating Partner at HCI Equity Partners (formerly, Thayer I Hidden Creek), a private equity firm, from 2005 to 2015. Mr. Evans served as Vice Chairman of Union Pacific Corporation, one of America's leading transportation companies, until March 2005. He joined Union Pacific in 1998 as President and Chief Operating Officer of the Union Pacific Railroad, and became Vice Chairman in January 2004. From 1989 to 1998, he served in various executive positions at Emerson Electric Company, including Senior Vice President, Industrial Components and Equipment. He served as a director of Cooper Industries, from 2003 to 2012, Roadrunner Transportation Systems, Inc., from 2005 to 2014 and Spirit AeroSystems Holdings, Inc., from 2005 through April 2015.

Experience, Qualifications, Attributes and Skills

- Extensive knowledge of the transportation and manufacturing industries
- Considerable experience in restructuring and cost containment
- Valuable insight and experience in portfolio management, mergers and acquisitions, corporate finance and operations management
- Audit Committee Financial Expert



Lawrence K. Fish
Director Since 1999

Mr. Fish, 72, is the retired Chairman and Chief Executive Officer of Citizens Financial Group, Inc., a multi-state bank holding company. He was named Chairman, President and Chief Executive Officer upon joining the bank in 1992 and held that position until relinquishing the title of President in 2005 and the title of Chief Executive Officer in 2007 and retiring in March 2009. Mr. Fish also serves as Chairman of the Board of Directors of Houghton Mifflin Harcourt (since 2010) and as a director of Tiffany & Co. (since 2008) and previously served as a director of National Bank Holdings Corporation from 2010 through 2015.

Experience, Qualifications, Attributes and Skills

• Significant leadership experience in the financial sector
• Extensive experience in banking and commercial finance, corporate finance and the domestic and international financial markets
• Expertise in corporate governance and risk oversight



Paul E. Gagné
Director Since 1995

Mr. Gagné, 70, is Chairman of Wajax Corporation, a leading Canadian distributor and support service provider of mobile equipment, industrial components and power systems, a position he has held since May 2006. He previously was President and Chief Executive Officer of Avenor Inc., a publicly-traded Canadian forest products company, serving in that capacity from 1991 until November 1997, when he left the company. In 1998, Mr. Gagné joined Kruger Inc., a Canadian privately held producer of paper and tissue, as a consultant in corporate strategic planning, serving in that capacity until December 2002. He has been on the Board of Wajax Corporation since 1996, and he is also a director of CAE Inc. (since 2006) and Norbord Inc. (formerly, Ainsworth Lumber Co. Ltd.) (since 2011). He also previously served as a director of Fraser Papers Inc. from 2005 through 2011 and Inmet Mining Corporation from 1996 through 2013.

Experience, Qualifications, Attributes and Skills

• Significant executive management and financial management experience
• Expertise in corporate strategic planning and risk management
• Considerable experience with Canadian business opportunities and practices and other international business opportunities
• Audit Committee Financial Expert

Ralph D. Heath
Director Since 2017



Mr. Heath, 68, is the retired Executive Vice President—Aeronautics of Lockheed Martin Corporation, a global security and aerospace company. He joined Lockheed in 1975 and became Executive Vice President & Chief Operating Officer, Aeronautics in 1999 until his appointment in 2002 as Executive Vice President & General Manager, F-22 Raptor Program. In 2005, he became Executive Vice President – Aeronautics, a role he held until his retirement in 2012. During his tenure, Heath led the revitalization of the C-130 program, international expansion of the F-16 program, and the development and delivery of the F-22 and F-35 fighter aircraft. Heath served on the Board of Directors of Hawker Beechcraft from 2013-2014, prior to Textron's acquisition of the Beechcraft business.

Experience, Qualifications, Attributes and Skills

- Extensive expertise in developing and growing business within aerospace and defense industry
- Deep understanding of working with the Department of Defense, including government defense program management
- Significant experience in international business development in aerospace and defense markets
- Audit Committee Financial Expert

Lloyd G. Trotter
Director Since 2008



Mr. Trotter, 71, is a managing partner of GenNx 360 Capital Partners, a private equity buyout firm focused on industrial business-to-business companies. Mr. Trotter was Vice Chairman of General Electric Company, a diversified technology, media and financial services company, and President and Chief Executive Officer of GE Industrial, one of GE's principal businesses, a role he assumed in 2006 and held until his retirement in February 2008. Mr. Trotter previously was Executive Vice President of Operations of GE and, from 2004 to 2006, he served as President and Chief Executive Officer of GE Consumer and Industrial, a role he assumed following the 2004 merger of GE's Consumer Products, Industrial Systems and Supply businesses. He began his GE career in 1970 and held various production, technology and management positions in several GE businesses, before being named a GE Senior Vice President and President and Chief Executive Officer of Industrial Systems in 1998. Mr. Trotter also serves as a director of PepsiCo, Inc. (since 2008) and Meritor, Inc. (since 2015). He also previously served on the supervisory board of Daimler A.G. (from 2009 through 2014).

Experience, Qualifications, Attributes and Skills

- Significant leadership experience in a variety of fields of importance to Textron
- Broad expertise in building powerful brands worldwide, implementing world-class processes and talent development
- Comprehensive knowledge of manufacturing operations, supply chain management, corporate governance, finance, information technology and the development of international business opportunities



James L. Ziemer
Director Since 2007

Mr. Ziemer, 67, was the President and Chief Executive Officer and a director of Harley-Davidson, Inc. until his retirement in April 2009. Harley-Davidson, Inc. is the parent company for the group of companies doing business as Harley-Davidson Motor Company which design, manufacture and sell motorcycles and related parts and accessories, and Harley-Davidson Financial Services, which provides related financing and insurance. Mr. Ziemer had been a director of Harley-Davidson, Inc. since December 2004 and was named President and Chief Executive Officer in April 2005. He previously served as Vice President and Chief Financial Officer of Harley-Davidson from December 1990 to April 2005 and President of the Harley-Davidson Foundation, Inc. from 1993 to 2006. Mr. Ziemer is also a director of Thor Industries, Inc. (since 2010).

Experience, Qualifications, Attributes and Skills

• Extensive expertise in establishing brand equity worldwide
• Leadership experience in fostering outstanding customer satisfaction and loyalty
• Significant experience with the captive finance business model
• Audit Committee Financial Expert



Maria T. Zuber
Director Since 2016

Ms. Zuber, 58, is the Vice President for Research and the E.A. Griswold Professor of Geophysics at the Massachusetts Institute of Technology where she has been a member of the faculty in the Department of Earth, Atmospheric and Planetary Sciences since 1995. In her role as Vice President for Research, to which she was appointed in 2013, she has overall responsibility for research administration and policy at MIT, overseeing MIT Lincoln Laboratory and more than a dozen interdisciplinary research laboratories and centers, and plays a central role in research relationships with the federal government. Previously she served as the Head of the Department of Earth, Atmospheric and Planetary Sciences at MIT from 2003-2011. Since 1990, she has held leadership roles associated with scientific experiments or instrumentation on nine NASA missions, notably serving as Principal Investigator for NASA's Gravity Recovery and Interior Laboratory (GRAIL) mission, an effort to map the Moon's gravitational field. In 2013, President Obama appointed Ms. Zuber to the National Science Board, and, in May 2016, she was elected Board Chair.

Experience, Qualifications, Attributes and Skills

• Extensive expertise in scientific research
• Considerable leadership experience, including in relationships with the federal government
• Deep understanding of emerging technologies

The Board of Directors recommends a vote "FOR" each of the director nominees (Items 1a through 1k on the proxy card).

CORPORATE GOVERNANCE

GOVERNANCE HIGHLIGHTS

Textron is committed to sound corporate governance practices, including the following:

Director Independence	● 10 of our 11 directors are independent, with our CEO being the only management director.
	● Our three principal Board committees, the Audit, Nominating and Corporate Governance and Organization and Compensation Committees, are each composed entirely of independent directors.
	● The independent directors meet regularly in executive session without management present.
Independent Lead Director	● The independent directors annually designate a director from among the Committee chairs to serve as Lead Director.
	● The Lead Director is assigned clearly defined and expansive duties.
	● The Lead Director presides at executive sessions of the independent directors without management present at each regularly scheduled Board meeting.
Board Accountability and Practices	● All directors must stand for election annually and be elected by a majority of votes cast in uncontested elections.
	● The number of other public company boards on which our directors may serve is limited.
	● The Board and each of its three principal committees perform annual self-evaluations.
	● Directors may not stand for reelection after their 75th birthday.
Shareholder Rights	● Shareholders holding 25% of our outstanding shares may call a special meeting of shareholders.
	● In December 2016, the Board adopted proxy access to allow eligible shareholders to include their own director nominees in the Company's proxy materials.
Textron Stock	● We have robust stock ownership requirements for both our directors and our senior executives, all of whom currently meet their respective requirements.
	● Our executives and our directors are prohibited from hedging or pledging Textron securities.

DIRECTOR INDEPENDENCE

The Board of Directors has determined that Ms. Bader, Messrs. Clark, Conway, Evans, Fish, Gagné, Hancock, Heath, Trotter and Ziemer, Lord Powell and Ms. Zuber, are independent, as defined under the listing standards of the New York Stock Exchange, based on the criteria set forth in the Textron Corporate Governance Guidelines and Policies which are posted on Textron's website as described below. In making its determination, the Board examined relationships between directors or their affiliates with Textron and its affiliates and determined that each such relationship did not impair the director's independence. Specifically, the Board considered the fact that in 2016, the Textron Charitable Trust made a $10,000 donation to the Friends of Atlantic Partnership Inc., the sister organization to the Atlantic Partnership for which Lord Powell serves as Chairman, a $20,000 donation to The Marine Corps University Foundation, an organization for which Mr. Conway serves as Chairman, and a $20,000 donation to the Semper Fi Wounded Warrior Fund, an organization for which Mr. Conway's wife serves as Board Vice President. The Board determined that these donations have not compromised Lord Powell's or Mr. Conway's independence as a Textron director.

LEADERSHIP STRUCTURE

Historically, as reflected in Textron's Corporate Governance Guidelines and Policies, the Board has determined that the practice of combining the positions of Chairman of the Board and Chief Executive Officer serves the best interests of Textron and its shareholders. This is because the Board believes that the CEO, with his extensive knowledge of the Company's businesses and full time focus on the business affairs of the Company, makes a more effective Chairman than an independent director, especially given the size and multi-industry nature of the Company's business. The Board has committed to review, at least once every two years, whether combining these positions serves the best interests of Textron and its shareholders.

The functions of the Board are carried out by the full Board, and when delegated, by the Board committees, with each director being a full and equal participant. The Board is committed to high standards of corporate governance and its Corporate Governance Guidelines and Policies were designed, in part, to ensure the independence of the Board and include a formal process for the evaluation of CEO performance by all non-management Board members. The evaluation is used by the Organization and Compensation Committee as a basis to recommend the compensation of the CEO. In addition, the Audit Committee, the Nominating and Corporate Governance Committee, and the Organization and Compensation Committee are composed entirely of independent directors. Each of these committees' charters provides that the committee may seek the counsel of independent advisors and each routinely meets in an executive session without management present. The Board and each of its three principal committees perform an annual self-evaluation.

The independent directors annually designate a director from among the chairs of the Audit Committee, the Nominating and Corporate Governance Committee and the Organization and Compensation Committee to serve as Lead Director. The Lead Director is assigned clearly defined and expansive duties, including (i) presiding at all meetings of the Board at which the Chairman is not present, including all executive sessions of the Board, (ii) serving, when needed, as liaison between the CEO and the independent directors, (iii) identifying, together with the CEO, key strategic direction and operational issues upon which the Board's annual core agenda is based, (iv) discussing agenda items and time allocated for agenda items with the CEO prior to each Board meeting, including the authority to make changes and approve the agenda for the meeting, (v) determining the type of information to be provided to the directors for each scheduled Board meeting, (vi) convening additional executive sessions of the Board, (vii) determining to meet with Textron shareholders, as appropriate, after consultation with the CEO and General Counsel, and (viii) such other functions as the Board may direct. Textron's Corporate Governance Guidelines and Policies also require that the Board meet in executive session for independent directors without management present at each regularly scheduled Board meeting. Textron's Lead Director presides at such sessions. Additional executive sessions may be convened at any time at the request of a director, and, in such event, the Lead Director presides. During 2016, the independent directors met in executive session without management present during each of the Board's six meetings. Currently, Mr. Trotter serves as Lead Director. The Nominating and Corporate Governance Committee reassesses on an annual basis the continuing effectiveness of the role of Lead Director.

MEETING ATTENDANCE

During 2016, the Board of Directors held six regular meetings and one special meeting. Directors are expected to regularly attend Board meetings and meetings of committees on which they serve, as well as the annual meeting of shareholders. Each director attended at least 75% of the total number of Board and applicable committee meetings. All directors attended the 2016 annual meeting of shareholders.

OTHER DIRECTORSHIPS

Textron's Corporate Governance Guidelines and Policies limit the number of other public company boards on which non-management directors may serve to five in the case of a director who is not a public company chief executive officer and three in the case of a director who is a chief executive officer of a public company.

BOARD COMMITTEES

EXECUTIVE COMMITTEE

Textron's Board maintains an Executive Committee which has the power, between meetings of the Board of Directors, to exercise all of the powers of the full Board, except as specifically limited by Textron's Amended and Restated By-Laws and Delaware law. Currently, Mr. Donnelly, Ms. Bader, Mr. Clark and Mr. Trotter comprise the Executive Committee, which did not meet during 2016.

AUDIT COMMITTEE

The Audit Committee pursuant to its charter, as amended in December 2014, assists the Board of Directors with its oversight of (i) the integrity of Textron's financial statements, (ii) Textron's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence, (iv) the performance of Textron's internal audit function and independent auditor, and (v) risk management. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of Textron's independent auditors. A copy of the charter is posted on Textron's website, *www.textron.com*, under "Investors—Corporate Governance—Committee Charters," and is also available in print upon request to Textron's Secretary. The following seven independent directors presently comprise the committee: Mr. Clark (Chair), Mr. Conway, Mr. Evans, Mr. Gagné, Mr. Hancock, Mr. Heath and Mr. Ziemer. The Board has determined that each member of the committee is independent as defined for audit committee members in the listing standards of the New York Stock Exchange. No member of the committee simultaneously serves on the audit committees of more than three public companies. The Board of Directors has determined that Mr. Clark, Mr. Evans, Mr. Gagné, Mr. Heath and Mr. Ziemer each are "audit committee financial experts" under the criteria adopted by the Securities and Exchange Commission. During 2016, the committee met nine times and a subcommittee of the Audit Committee met once.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee pursuant to its charter, as amended in December 2012, (i) identifies individuals to become Board members, and recommends that the Board select the director nominees for the next annual meeting of shareholders, (ii) develops and recommends to the Board a set of corporate governance principles applicable to Textron, (iii) oversees the evaluation of the Board and its committees and (iv) makes recommendations on compensation of the Board of Directors. A copy of the committee's charter is posted on Textron's website, *www.textron.com*, under "Investors—Corporate Governance—Committee Charters," and is also available in print upon request to Textron's Secretary.

In making its recommendations on director nominees to the Board, the committee will consider suggestions regarding possible candidates from a variety of sources, including shareholders. Nominees suggested by shareholders will be communicated to the committee for consideration in the committee's selection process. Shareholder-recommended candidates are evaluated using the same criteria used for other candidates. The committee also periodically retains a third-party search firm to assist in the identification and evaluation of candidates. Though the committee does not have a formal policy for considering diversity in identifying nominees for director, it seeks a variety of occupational and personal backgrounds on the Board in order to obtain a range of viewpoints and perspectives.

Textron's Amended and Restated By-Laws contain a provision which imposes certain requirements upon nominations for directors made by shareholders at the annual meeting of shareholders or a special meeting of shareholders at which directors are to be elected. Shareholders wishing to nominate an individual for director at the annual meeting must submit timely notice of nomination within the time limits described below under the heading "Shareholder Proposals and Other Matters for 2018 Annual Meeting" on page 56, to the committee, c/o Textron's Secretary, along with the information described in our By-Laws.

The committee annually reviews the Board of Directors' composition, the appropriate size of the Board, the results of the review of the Board's overall performance and the strategy of the Company to determine future requirements for Board members over the next year or two. All candidates are evaluated against those requirements and the criteria for membership to the Board set forth in the Corporate Governance Guidelines and Policies including: (i) exemplary personal ethics and integrity; (ii) specific skills and experience aligned with Textron's strategic direction and operating challenges and that complement the overall composition of the Board; (iii) core business competencies of high achievement and a record of success; (iv) financial literacy and a history of making good business decisions and exposure to best practices; (v) interpersonal skills that maximize group dynamics, including respect for others; (vi) strong communications skills and confidence to ask tough questions; and (vii) enthusiasm for Textron and sufficient time to be fully engaged. The committee must also take into account our By-Laws which provide that no person shall be elected a director who has attained the age of 75. In addition, the Guidelines and Policies provide that a substantial majority of the Company's directors must be independent under the standards of the New York Stock Exchange. All recommendations of nominees to the Board by the committee are made solely on the basis of merit.

In making its recommendations on Board compensation, the committee annually reviews the director compensation and benefits program and consults with independent board compensation advisors, as appropriate.

The following six independent directors presently comprise the committee: Ms. Bader (Chair), Mr. Conway, Mr. Evans, Mr. Fish, Lord Powell and Ms. Zuber. The Board of Directors has determined that each member of the committee is independent under the New York Stock Exchange listing standards. During 2016, the committee met five times.

ORGANIZATION AND COMPENSATION COMMITTEE

The Organization and Compensation Committee pursuant to its charter, as amended in December 2015, (i) approves compensation arrangements, including merit salary increases and any annual and long-term incentive compensation, with respect to the Chief Executive Officer and other executive officers of the Company; (ii) oversees and, where appropriate, approves compensation arrangements applicable to other corporate officers; (iii) amends any executive compensation plan or nonqualified deferred compensation plan of the Company and its subsidiaries to the same extent that the plan may be amended by the Board; (iv) administers the executive compensation plans and nonqualified deferred compensation plans of the Company and its subsidiaries; (v) approves the Chief Executive Officer's and other executive officers' responsibilities and performance against pre-established performance goals; and (vi) plans for the succession of the Company's management. A copy of the committee's charter is posted on Textron's website, *www.textron.com*, under "Investors— Corporate Governance—Committee Charters," and is also available in print upon request to Textron's Secretary. See the Compensation Discussion and Analysis (CD&A), beginning on page 20 for more information on the committee's processes and the role of management and consultants in determining the form and amount of executive compensation. The following eight independent directors presently comprise the committee: Mr. Trotter (Chair), Mr. Fish, Mr. Gagné, Mr. Hancock, Mr. Heath, Lord Powell, Mr. Ziemer and Ms. Zuber. The Board of Directors has determined that each member of the committee is independent as defined under the New York Stock Exchange listing standards applicable to compensation committee members. During 2016, the committee met five times.

RISK OVERSIGHT

The Board oversees the Company's enterprise risk management process. Management reviews the process, including identification of key risks and steps taken to address them, with the full Board on a periodic basis. These reviews occur at an annual dedicated risk management session and as part of the Board's annual review of the Company's strategy. Although the full Board is responsible for this oversight function, the Organization and Compensation Committee, the Nominating and Corporate Governance Committee and the Audit Committee assist the Board in discharging its oversight duties.

The Organization and Compensation Committee reviews risks related to the subject matters enumerated in its charter, including risks associated with the Company's compensation programs, to provide incentive compensation arrangements for senior executives that do not encourage inappropriate risk taking. The Nominating and Corporate Governance Committee considers risks related to the subject matters for which it is responsible as identified in its charter, including risks associated with corporate governance. Similarly, the Audit Committee discusses with management and the independent auditor, as appropriate, (i) risks related to its duties and responsibilities as described in its charter, (ii) management's policies and processes for risk assessment and risk management and (iii) in the period between the Board's risk oversight reviews, management's evaluation of the Company's major risks and the steps management has taken or proposes to take to monitor and mitigate such risks.

Accordingly, while each of the three committees contributes to the risk management oversight function by assisting the Board in the manner outlined above, the Board itself remains responsible for the oversight of the Company's risk management program.

CORPORATE GOVERNANCE GUIDELINES AND POLICIES

Textron's Corporate Governance Guidelines and Policies, originally adopted in 1996 and most recently revised in December 2015, meet or exceed the listing standards adopted by the New York Stock Exchange and are posted on Textron's website, *www.textron.com*, under "Investors—Corporate Governance/Corporate Governance Guidelines and Policies," and are also available in print upon request to Textron's Secretary.

CODE OF ETHICS

Textron's Business Conduct Guidelines, originally adopted in 1979 and most recently revised in September 2010, are applicable to all employees of Textron including the principal executive officer, the principal financial officer and the principal accounting officer. The Business Conduct Guidelines are also applicable to directors with respect to their responsibilities as members of the Board of Directors. The Business Conduct Guidelines are posted on Textron's website, *www.textron.com*, under "About—Our Commitment—Ethics and Compliance," and are also available in print upon request to Textron's Secretary. We intend to post on our website, at the address specified above, any amendments to the Business Conduct Guidelines or the grant of a waiver from a provision of the Business Conduct Guidelines requiring disclosure under applicable Securities and Exchange Commission rules within four business days following the date of the amendment or waiver.

SHAREHOLDER COMMUNICATIONS TO THE BOARD

Shareholders or other interested parties wishing to communicate with the Board of Directors, the Lead Director, the non-management directors as a group or with any individual director may do so by calling (866) 698-6655 (toll-free) or (401) 457-2269, writing to Board of Directors at Textron Inc., 40 Westminster Street, Providence, Rhode Island 02903, or by e-mail to *textrondirectors@textron.com*. The telephone numbers and addresses are also listed on the Textron website. All communications received via the above methods will be sent to the Board of Directors, the Lead Director, the non-management directors or the specified director.

COMPENSATION OF DIRECTORS

During 2016, for their service on the Board, non-employee directors were paid an annual retainer of $235,000 ($120,000 of which was required to be deferred and paid in the form of stock units, as discussed below). The annual retainer is prorated for directors who join the Board during the year. Each member of the Audit Committee received an additional retainer of $15,000, and the chairs of the Audit Committee, the Nominating and Corporate Governance Committee and the Organization and Compensation Committee received, respectively, an additional $15,000, $10,000 and $12,500, and the Lead Director an additional $25,000. In addition, Textron reimburses each director for his or her expenses in attending Board or committee meetings.

Textron maintains a Deferred Income Plan for Non-Employee Directors (the "Directors Deferred Income Plan") under which they can defer all or part of their cash compensation until retirement from the Board. Deferrals are made either into an interest bearing account which bears interest at a monthly rate that is one-twelfth of the greater of 8% and the average for the month of the Moody's Corporate Bond Yield Index, but in either case, not to exceed a monthly rate equal to 120% of the Applicable Federal Rate as provided under Section 1274(d) of the Internal Revenue Code, or into an account consisting of Textron stock units (the "Stock Unit Account"), which are equivalent in value to Textron common stock. Textron credits dividend equivalents to the stock unit account. Directors were required to defer a minimum of $120,000 of their 2016 annual retainer into the stock unit account.

Textron sponsors a Directors Charitable Award Program that was closed to new participants in 2004. Under the program, Textron contributes up to $1,000,000 to the Textron Charitable Trust on behalf of each participating director upon his or her death, and the Trust donates 50% of that amount in accordance with the director's recommendation among up to five charitable organizations. Textron currently maintains life insurance policies on the lives of the participating directors, the proceeds of which may be used to fund these contributions. The premiums on the policies insuring our current directors who participate in this program have been fully paid so there were no expenditures associated with these policies during 2016. The directors do not receive any direct financial benefit from this program since the insurance proceeds and charitable deductions accrue solely to Textron. Non-employee directors also are eligible to participate in the Textron Matching Gift Program under which Textron will match contributions of directors and full-time employees to eligible charitable organizations at a 1:1 ratio up to a maximum of $7,500 per year.

Non-employee directors are eligible to receive awards granted under the Textron Inc. 2015 Long-Term Incentive Plan. Other than a one-time grant of restricted stock received upon joining the Board, they currently do not receive any such awards. This grant of restricted stock, in the amount of 2,000 shares, does not vest until the director has completed at least five years of Board service and all successive terms of Board service to which he or she is nominated and elected or in the event of death or disability or a change in control of Textron.

None of our directors receive compensation for serving on the Board from any shareholder or other third party. Employee directors do not receive fees or other compensation for their service on the Board or its committees.

Director Compensation Table

The following table provides 2016 compensation information for our directors other than Mr. Donnelly, whose compensation is reported in the Summary Compensation Table on page 34 and Mr. Heath, who joined the Board effective January 1, 2017.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Kathleen M. Bader	125,000	120,000	6,183	251,183
R. Kerry Clark	151,250	120,000	7,500	278,750
James T. Conway	130,000	120,000	4,500	254,500
Ivor J. Evans	130,000	120,000	7,500	257,500
Lawrence K. Fish	115,000	120,000	7,500	242,500
Paul E. Gagné	130,000	120,000		250,000
Dain M. Hancock	130,000	120,000		250,000
Lord Powell of Bayswater KCMG	115,000	120,000		235,000
Lloyd G. Trotter	146,250	120,000	10,000	276,250
James L. Ziemer	130,000	120,000	7,500	257,500
Maria T. Zuber (3)	9,166	30,000		39,166

(1) The amounts in this column represent the grant date fair value of the portion of the director's annual retainer mandatorily deferred into the stock unit account under the Directors Deferred Income Plan. These amounts are converted to stock units at a grant date fair value equal to the average share price for the calendar quarter in which the fees were payable.
(2) The amounts in this column represent the amount of matching contributions made by the Company on behalf of participating directors pursuant to the Textron Matching Gift Program. The amount for Mr. Trotter includes $3,000 paid by Textron in 2016 to match contributions made in 2015.
(3) Ms. Zuber joined the Board effective November 1, 2016.

DIRECTOR STOCK OWNERSHIP REQUIREMENTS

In order to align the financial interests of our directors with the interests of our shareholders, we require that our directors maintain a specified level of stock ownership equal to eight times the portion of their annual retainer payable in cash; toward this end, we require all non-employee directors to defer a minimum of $120,000 of their annual retainer into the stock unit account of the Directors Deferred Income Plan. All directors currently meet the stock ownership requirement which allows them to achieve the required level of ownership over time in the case of directors who have more recently joined the Board. We also have a stock retention policy restricting non-employee directors from transferring stock units or restricted stock while they serve on the Board.

ANTI-HEDGING AND PLEDGING POLICY

Our directors are prohibited from (i) pledging Textron securities as collateral for any loan or holding Textron securities in a margin account or (ii) engaging in short sales of Textron securities or transactions in publicly-traded options or derivative securities based on Textron's securities.

SECURITY OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2016, unless otherwise noted, by:

● Each person or group known by us to own beneficially more than 5% of our common stock;

● Each of our directors;

● Each of our named executive officers, as defined under Securities and Exchange Commission rules ("NEOs"); and

● All of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares of common stock subject to options that are exercisable, or restricted stock units that will vest, within 60 days of December 31, 2016, and shares held for the executive officers by the trustee under the Textron Savings Plan, are considered outstanding and beneficially owned by the person holding the option or unit or participating in the Plan but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Each shareholder listed below has sole voting and investment power with respect to the shares beneficially owned, except in those cases in which the voting or investment power is shared with the trustee or as otherwise noted.

Directors and Executive Officers	Number of Shares of Common Stock	Percent of Class
Kathleen M. Bader	15,361 (1)	*
R. Kerry Clark	7,000 (1)	*
Frank T. Connor	587,992 (2)(3)	*
James T. Conway	2,024 (1)	*
Scott C. Donnelly	2,029,139 (2)(3)	*
Ivor J. Evans	7,000 (1)	*
Lawrence K. Fish	2,000 (1)	*
Paul E. Gagné	5,235 (1)	*
Dain M. Hancock	2,159 (1)	*
Ralph D. Heath	0	*
Cheryl H. Johnson	63,998 (2)(3)	*
E. Robert Lupone	184,848 (2)(3)	*
Lord Powell of Bayswater KCMG	2,150 (1)	*
Lloyd G. Trotter	2,100 (1)	*
James L. Ziemer	2,141 (1)	*
Maria T. Zuber	2,000 (1)	*
All directors and executive officers as a group (16 persons)	2,915,147 (1)	*
Beneficial Holders of More than 5%		
BlackRock, Inc. (4)	16,370,517	6.0%
Capital Research Global Investors (5)	17,469,176	6.5
T. Rowe Price Associates, Inc. (6)	37,716,612	13.8
The Vanguard Group, Inc. (7)	23,725,054	8.8

_____

* Less than 1% of the outstanding shares of common stock.

(1) Excludes stock units held by our non-employee directors under the Directors Deferred Income Plan that are paid in cash following termination of service as a director, based upon the value of Textron common stock, as follows: Ms. Bader, 55,911 shares; Mr. Clark, 74,581 shares; Mr. Conway, 19,449 shares; Mr. Evans, 74,646 shares; Mr. Fish, 92,533 shares; Mr. Gagné, 102,891 shares; Mr. Hancock, 101,685 shares; Lord Powell, 57,271 shares; Mr. Trotter 85,574 shares; Mr. Ziemer, 67,761 shares; and Ms. Zuber 688 shares.

(2) Includes the following shares obtainable within 60 days of December 31, 2016, as follows: (i) upon the exercise of stock options: Mr. Connor, 521,177 shares; Mr. Donnelly, 1,738,814 shares; Ms. Johnson, 49,094 shares; Mr. Lupone, 137,357 shares and (ii) upon the vesting of RSUs: Mr. Connor, 26,132 shares; Mr. Donnelly, 88,048 shares; Ms. Johnson, 3,185 shares; Mr. Lupone, 22,368 shares; and all directors and executive officers as of 2016 year-end as a group, 2,586,175 shares.

(3) Excludes (i) stock units held under non-qualified deferred compensation plans that are paid in cash, based upon the value of Textron common stock, as follows: Mr. Connor, 6,628 shares; Mr. Donnelly, 11,709 shares; Ms. Johnson, 536 shares; and Mr. Lupone, 3,049 shares; (ii) unvested RSUs payable in cash, based upon the value of Textron common stock, as follows: Ms. Johnson, 514 shares; (iii) unvested RSUs payable in stock, as follows: Mr. Connor, 61,101 shares; Mr. Donnelly, 211,059 shares; Ms. Johnson, 19,552 shares; and Mr. Lupone, 28,297 shares; (iv) unvested PSUs payable in cash when earned based upon the value of Textron common stock, as follows: Mr. Connor, 64,818 shares; Mr. Donnelly, 223,791 shares; Ms. Johnson, 16,136 shares; and Mr. Lupone, 29,572 shares.

(4) Based on information disclosed in Amendment No. 2 to Schedule 13G filed by BlackRock, Inc. on January 26, 2017. According to this filing, as of December 31, 2016, BlackRock, Inc., through its various entities, beneficially owns these shares and has sole power to dispose of or direct the disposition of 16,332,338 of these shares, shared power to dispose of or direct the disposition of 38,179 of these shares, sole power to vote or direct the voting of 14,717,850 of these shares and shared power to vote or direct the voting of 38,179 of these shares. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(5) Based on information disclosed in Schedule 13G filed by Capital Research Global Investors on February 13, 2017. According to this filing, as of December 31, 2016, Capital Research Global Investors is deemed to be the beneficial owner of these shares as a result of acting as investment advisor to various investment companies and has sole dispositive power and sole voting power with respect to these shares. Capital Research Global Investors expressly disclaims such beneficial ownership. The address for Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071.

(6) Based on information disclosed in Amendment No. 7 to Schedule 13G filed by T. Rowe Price Associates, Inc. on February 7, 2017. According to this filing, as of December 31, 2016, T. Rowe Price Associates, Inc., in its capacity as investment adviser for various individual and institutional investors, is deemed to beneficially own these shares as to which it has sole dispositive power and, with respect to 11,905,388 of these shares, sole voting power; however, T. Rowe Price Associates, Inc. expressly disclaims such beneficial ownership. The address for T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.

(7) Based on information disclosed in Amendment No. 5 to Schedule 13G filed by The Vanguard Group, Inc. on February 10, 2017. According to this filing, as of December 31, 2016, The Vanguard Group, Inc. beneficially owns these shares and has sole power to dispose of or direct the disposition of 23,283,518 of these shares, shared power to dispose of or direct the disposition of 441,536 of these shares, sole power to vote or direct the voting of 417,483 of these shares and shared power to vote or direct the voting of 26,086 of these shares. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 347,398 shares, as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 164,223 shares as a result of its serving as investment manager of Australian investment offerings. The address for The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Textron's directors, executive officers and controller to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission and to provide copies of such reports to Textron. As an administrative matter, Textron assists its reporting persons in fulfilling their responsibilities to prepare and file reports pursuant to Section 16(a), including with respect to making determinations on the availability of exemptions from reporting.

Based solely upon a review of copies of such reports and written representations of the reporting persons, to our knowledge, during the 2016 fiscal year, all such reporting persons timely filed all of the reports they were required to file under Section 16(a).

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors has furnished the following report on its activities:

The committee reviewed and discussed the audited consolidated financial statements and the related schedule in the Annual Report referred to below with management. The committee also reviewed with management and the independent registered public accounting firm (the "independent auditors") the reasonableness of significant judgments and the clarity of disclosures in the financial statements, the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the committee by applicable requirements of the Public Company Accounting Oversight Board. In addition, the committee discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communication with the audit committee concerning independence, and considered the possible effect of non-audit services on the auditors' independence.

The committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits and met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, including internal controls over financial reporting, and the overall quality of the Company's financial reporting. The committee also reviewed the Company's compliance program. Ten committee meetings were held during the year.

In reliance on the reviews and discussions referred to above, the committee recommended to the Board of Directors that the audited consolidated financial statements and the related schedule be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2016, to be filed with the Securities and Exchange Commission. The committee also reported to the Board that it had selected Ernst & Young LLP as the Company's independent auditors for 2017, and recommended that this selection be submitted to the shareholders for ratification. In determining whether to reappoint Ernst & Young LLP as the Company's independent auditor, the committee took into consideration a number of factors, including the quality of the committee's ongoing discussions with Ernst & Young LLP and an assessment of the professional qualifications and past performance of the lead audit partner and Ernst & Young LLP.

R. KERRY CLARK, CHAIR
JAMES T. CONWAY
IVOR J. EVANS
PAUL E. GAGNÉ
DAIN M. HANCOCK
RALPH D. HEATH
JAMES L. ZIEMER

COMPENSATION COMMITTEE REPORT

The Organization and Compensation Committee of the Board of Directors has furnished the following report:

The Committee reviewed the Compensation Discussion and Analysis to be included in Textron's 2017 Proxy Statement and discussed that Analysis with management.

Based on its review and discussions with management, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Textron's 2017 Proxy Statement and Textron's Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

This report is submitted by the Organization and Compensation Committee.

LLOYD G. TROTTER, CHAIR
LAWRENCE K. FISH
PAUL E. GAGNÉ
DAIN M. HANCOCK
RALPH D. HEATH
LORD POWELL OF BAYSWATER KCMG
JAMES L. ZIEMER
MARIA T. ZUBER

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

BUSINESS OVERVIEW

Textron's 2016 revenues were $13.8 billion, an increase of 3% over 2015 revenues. Segment profit grew by 4% over the previous year to $1.3 billion. The Company achieved these increases despite challenging and weaker than expected end markets, most notably the business jet and commercial helicopter markets. During the year, we continued to invest in our businesses through the ongoing development of new products and services, and the completion of several strategic business acquisitions to support growth and create long-term shareholder value.



We generated $988 million in cash from operating activities of our manufacturing businesses, which allowed us to deploy $446 million in capital expenditures to support future growth, return $263 million to our shareholders through share repurchases and dividend payments and invest $186 million in six complementary acquisitions that strengthened our businesses. In addition, we invested $677 million in research and development activities to continue our strategy of developing new products.

Other notable accomplishments during the year included the following:

- Textron Aviation's Citation Latitude had its first full year of sales, receiving a strong customer response; the Citation Longitude made its first flight, and the Citation Hemisphere continued moving forward in its development phase. The business also announced the new Cessna Denali, a clean-sheet single engine turboprop aircraft.

- The first production Scorpion aircraft had a successful first flight, and we entered into a cooperative research and development agreement with the U.S. Air Force under which an airworthiness assessment of this aircraft will be performed.

- The Bell 505 Jet Ranger X, a new short, light, single-engine helicopter, received type certification in December from Transport Canada Civil Aviation. On the military side, the Bell V-280 Valor tiltrotor progressed toward its scheduled first flight in 2017, and Bell received new orders for Bell UH-1Y Venom utility and AH-1Z Viper attack helicopters.

- Textron Systems Marine & Land Systems began initial deliveries of its Tactical Armoured Patrol Vehicle to the Canadian Army, and the Unmanned Systems business was awarded new contracts for ongoing logistics support and sustainment for our Shadow Tactical Unmanned Aircraft System as well as for our Aerosonde mid-endurance unmanned aircraft. At TRU Simulation and Training, we achieved a number of milestones with initial deliveries of full flight simulators for several models into the commercial, general aviation, and helicopter training markets.

- Our Industrial segment achieved revenue growth of 7% and expanded profit margins. Textron Specialized Vehicles strengthened its ground support equipment business with the acquisition of two highly-regarded de-icing equipment manufacturers and added several new off-road powersports vehicles to its product lineup. Kautex secured new automotive fuel systems business with Ford, Toyota and BMW.

EXECUTIVE COMPENSATION HIGHLIGHTS

Executive compensation decisions at Textron are made by our Board's Organization and Compensation Committee. The Committee strives to keep pace with evolving best practices in executive compensation. The following summarizes key aspects of our executive compensation program:

Best practices adopted by the Committee	• Pay for performance—substantial portion of executives' compensation tied to Company performance against goals set by the Committee
	• Pay aligned with shareholder interests—over 75% of CEO's target compensation is in the form of equity-based long-term incentives
	• Clawback policy applies to all annual and long-term incentive compensation
	• Committee annually conducts performance analysis against performance peer group using operating metrics and total shareholder return
Practices eliminated by the Committee in recent years	• No single trigger vesting upon change-in-control of long-term incentive awards granted after 2013
	• No tax gross ups for officers hired after 2008
	• No employment contracts guaranteeing fixed term employment or bonuses to executives and no individual termination protection since 2008
	• Limited executive perquisites
Textron Stock	• Robust stock ownership requirements
	• No hedging or pledging Textron securities
	• No repricing or exchanging stock options without shareholder approval

2016 SAY-ON-PAY ADVISORY VOTE ON EXECUTIVE COMPENSATION

At our 2016 annual meeting, shareholders expressed substantial support for the compensation of our named executive officers ("NEOs" or "executives"), with approximately 95% of the votes cast for approval of the say-on-pay advisory vote on executive compensation. The Committee evaluated the results of the 2016 advisory vote at its July meeting and made no changes to our executive compensation program and policies as a result of the vote.

COMPENSATION PHILOSOPHY

Textron's compensation philosophy is to establish target total pay with reference to a talent peer group and to tie a substantial portion of our executives' compensation to performance against objective business goals and stock price performance. This approach helps us to recruit and retain talented executives, incentivizes our executives to achieve desired business goals and aligns their interests with the interests of our shareholders.

COMPENSATION PROGRAM COMPONENTS

Total pay for Textron's executives consists of base salary, annual incentive compensation and long-term incentive compensation. Our annual incentive compensation program is designed to reward performance against annual business goals established by the Committee at the beginning of each year and is payable in cash. The long-term incentive compensation program is directly linked to stock price through three award types: stock options, restricted stock units ("RSUs") and performance share units ("PSUs"). PSUs reward performance against annual business goals set by the Committee for each year of a three-year performance period. The Committee then may use its negative discretion to decrease the payout based on how Textron's three-year total shareholder return ("TSR") compares to a performance peer group. PSUs are payable in cash based upon our stock price.

2016 INCENTIVE COMPENSATION PAYOUTS

The two main performance goals set by the Committee for 2016—applicable to our annual incentive compensation program as well as to the PSUs under our long-term incentive compensation program—focused on profitability and cash flow, which are key business priorities for Textron.

For 2016, the annual incentive compensation program paid out at 100.2% of target for our executives, reflecting performance that slightly exceeded targets set at the beginning of the year. PSUs awarded for the 2014-2016 performance cycle were subject to business goals set annually by the Committee during the three-year performance period. These awards were also subject to a negative discretionary adjustment by the Committee. Performance against these goals resulted in a multiplier of 106.5% of the number of PSUs granted, however, the Committee applied a 13% discretionary reduction. This adjustment resulted in a final number of units paid of 92.6% of the initial number of 2014-2016 PSUs granted.

OVERVIEW AND OBJECTIVES OF EXECUTIVE COMPENSATION PROGRAM

The objectives of Textron's compensation program for executive officers are:

- Encouraging world class performance
- Attracting and retaining high-performing talent
- Focusing executives on delivering balanced performance by providing (i) both cash and equity incentives and (ii) both annual and long-term incentives
- Aligning executive compensation with shareholder value

To achieve these objectives, the Committee uses the following five guidelines for designing and implementing executive compensation programs at Textron:

- First, target total pay should be set in reference to the median target total pay of a talent peer group
- Second, incentive compensation should pay higher when Textron performs well and lower if Textron performs poorly
- Third, performance goals should align interests of executives with long-term interests of shareholders
- Fourth, compensation programs should not incentivize executives to conduct business in ways which could put the Company at undue risk
- Fifth, indirect compensation should provide the same level of benefits given to other salaried employees

TARGET PAY

HOW DOES THE COMMITTEE SET TARGET PAY?

Target total pay consists of three components (i) base salary, (ii) target annual incentive compensation and (iii) target long-term incentive compensation. In setting target pay, the Committee addresses each component with reference to a talent peer group median and makes its determinations based on individual responsibilities, complexity of position versus that of the market benchmarks, performance, experience, and future potential. The target incentive compensation components are set as a percentage of base salary, varying for each NEO. The objectives of the three components are as follows:

	Component	Objective
	Base Salary	● Provide market-competitive fixed pay reflective of an executive's responsibilities, position and performance
At-Risk Compensation	Target Annual Incentive	● Focus executives on executing the Company's short-term business goals
At-Risk Compensation	Target Long-Term Incentive	● Align executive compensation with increasing long-term shareholder value

HOW DOES THE COMMITTEE SELECT THE TALENT PEER GROUP?

The Committee references a "talent" peer group of companies, recommended by its independent compensation consultant and approved by the Committee, as part of its process in establishing target pay for each NEO. The Committee believes that complexity and size are the most important factors in establishing this group of companies to provide appropriate references for target pay levels, with industry playing a secondary role. In addition to market cap and enterprise value, as well as availability of information in the compensation survey database, selection criteria for the talent peer group for 2016 included:

● Publicly-traded companies that are headquartered in the U.S.

● Revenue of approximately $5 billion to $40 billion, with at least 10% from outside the U.S.

● Median revenue for peer group approximates Textron's revenue

● Revenue in the aerospace/defense, technology/engineering, general manufacturing and/or automotive industries

The table below lists the 2016 talent peer group companies and Textron showing fiscal 2015 revenues. The 2016 talent peer group was referenced in setting target pay for 2017.

2016 Talent Peer Group

Company Name	Industry	2015 Revenue ($ in billions)
Honeywell International Inc.	Aerospace/Defense	$38.6
General Dynamics Corporation	Aerospace/Defense	31.5
Northrop Grumman Corporation	Aerospace/Defense	23.5
Emerson Electric Co.	Technology/Engineering	22.3
Eaton Corporation Plc	General Manufacturing	20.9
Lear Corporation	Automotive	18.2
The Goodyear Tire & Rubber Company	Automotive	16.4
Illinois Tool Works Inc.	General Manufacturing	13.4
Ingersoll-Rand Plc	General Manufacturing	13.3
Parker-Hannifin Corporation	General Manufacturing	12.7
L3 Technologies, Inc.	Aerospace/Defense	10.5
BorgWarner Inc.	Automotive	8.0
Federal-Mogul Holdings Corporation	Automotive	7.4
Spirit AeroSystems Holdings, Inc.	Aerospace/Defense	6.6
Terex Corporation	General Manufacturing	6.5
Rockwell Automation Inc.	Technology/Engineering	6.3
Oshkosh Corporation	General Manufacturing	6.1
Rockwell Collins, Inc.	Aerospace/Defense	5.2
KBR, Inc.	Technology/Engineering	5.1
75th Percentile		**19.5**
Median		**12.7**
25th Percentile		**6.6**
Textron Inc.		**13.4**
Textron Percentile Rank		**61%**

The foregoing talent peer group reflects changes made to the 2015 talent peer group, which was reported in our 2016 Proxy Statement and referenced in setting target pay for 2016. The changes were to remove TRW Automotive Holdings Corporation, because it was acquired, and Visteon Corporation, because it no longer meets our revenue selection criteria for the peer group. In addition, Lear Corporation and The Goodyear Tire & Rubber Company were added to the peer group to maintain its current representation of general manufacturing (including automotive) companies and to re-align the median revenues of the group closer to Textron's revenues.

HOW DID THE COMMITTEE MAKE 2016 TARGET PAY DECISIONS?

Prior to making decisions on compensation, the Committee reviewed the following items:

- Compensation data for each NEO
- A detailed compensation benchmarking study comparing each NEO's current target compensation by component to the market median of the talent peer group
- An executive retention analysis
- Potential share-derived wealth and stock ownership information for each NEO

Additionally, the CEO provided input to the O&C Committee regarding compensation decisions for NEOs other than himself, including his assessment of each individual's responsibilities and performance, the complexity of their position against market benchmarks, their experience and future potential. In approving 2016 target pay, the Committee considered the CEO's input and made its own assessment of competitive pay and performance. As a result, the Committee increased the target total pay of each NEO. The Committee increased Mr. Donnelly's base salary by approximately 4% in order to bring this component of his target compensation closer to the talent peer group median. The increase in Mr. Donnelly's base salary also resulted in a corresponding increase in his target annual incentive compensation which is 140% of his base salary. In addition, the Committee increased Mr. Donnelly's target long-term incentive compensation by approximately 7% in order to increase the emphasis on long-term performance within his target total pay. With respect to the other NEOs, the Committee increased the base salary, with the corresponding increases in target annual and target long-term incentive compensation, of Mr. Connor, the Company's CFO, by approximately 6%; Mr. Lupone, the Company's General Counsel, by approximately 4%; and Ms. Johnson, the Company's EVP, HR, by approximately 6%. The increases in compensation for Mr. Connor, Mr. Lupone and Ms. Johnson were determined based on scope of responsibility and years of experience and with consideration toward how their compensation compares against compensation for similar positions at the talent peer group companies.

WHAT IS THE TARGET PAY AND PAY MIX FOR OUR EXECUTIVES?

The following table shows 2016 target total pay, along with the target for each component of target total pay, for Textron's NEOs:

| Name | Position | Base Salary | At-Risk Compensation | | Target Total Pay |
			Target Annual Incentive	Target Long-Term Incentive	
Scott C. Donnelly	CEO	$1,154,000	$1,615,600 (140% of salary)	$9,400,000 (815% of salary)	$12,169,600
Frank T. Connor	CFO	950,000	807,500 (85% of salary)	2,707,500 (285% of salary)	4,465,000
E. Robert Lupone	General Counsel	700,000	525,000 (75% of salary)	1,225,000 (175% of salary)	2,450,000
Cheryl H. Johnson	EVP, HR	450,000	270,000 (60% of salary)	675,000 (150% of salary)	1,395,000

Approximately 90% of our CEO's pay mix and an average of approximately 75% of our other NEO's pay mix is tied to Company performance ("at-risk"):



CEO Target Pay Mix

Base Salary 10%
Target Annual Incentive 13%
Target Long-Term Incentive 77%
At-Risk Compensation

NEO Target Pay Mix (Excluding CEO)

Base Salary 25%
Target Annual Incentive 19%
Target Long-Term Incentive 56%
At-Risk Compensation

INCENTIVE COMPENSATION

HOW DOES OUR INCENTIVE COMPENSATION WORK?

Our annual and long-term incentive compensation programs are summarized in the following table. Long-term incentive compensation consists of three award types: PSUs, RSUs and stock options. This mix of award types encourages executives to focus on meeting performance goals established by the Committee, remaining with Textron as awards vest, and increasing long-term shareholder value.

Component		Award Type	Description
AT-RISK COMPENSATION	TARGET LONG-TERM INCENTIVE	Performance Share Units 40%	• Represent cash value of one share of common stock • Span a three-year performance period with vesting at the end of the third fiscal year • Percentage earned (0% to 150%) is based upon the achievement of performance goals set annually by the Committee for each year of the performance period • Payout is subject to a discretionary TSR modifier that can decrease the payout by as much as 40% based on how Textron's three-year TSR compares to the performance peer group • Incentivize achievement of Company performance goals over a sustained period in order to build shareholder value
		Restricted Stock Units 30%	• Represent the right to receive one share of common stock upon vesting • Final value depends on the change in stock price over the vesting period • The Committee believes that RSUs help to retain executives because they have value upon vesting regardless of stock price
		Stock Options 30%	• Provide value only if the stock price goes up during the term of the option, resulting in a direct incentive to increase Textron's stock price
	TARGET ANNUAL INCENTIVE		• Target value and performance goals are set in the first quarter of each year • The performance goals are enterprise-wide goals that aggregate the separate goals for each of our business units which are set to focus the businesses primarily on generating profitability and cash flow consistent with expected market conditions • Percentage earned (0% to 200%) is determined after the end of the fiscal year based upon the achievement of performance goals • Payout is subject to adjustments based on the Committee's and Board's judgment of management's performance

PERFORMANCE ANALYSIS

WHICH COMPANIES DOES THE COMMITTEE USE TO COMPARE OUR PERFORMANCE?

The table below shows the list of performance peer group companies; checkmarks in the columns under Textron's manufacturing segments mean that the peer company competes in some way, or operates in similar industries, with that segment.

2016 Performance Peer Group

Company Name	2015 Revenue ($ in billions)	Aviation	Bell	Industrial	Systems
The Boeing Company	$96.1	✓	✓		✓
United Technologies Corporation	56.1	✓	✓	✓	✓
Lockheed Martin Corporation	46.1		✓		✓
Honeywell International Inc.	38.6	✓	✓	✓	✓
General Dynamics Corporation	31.5	✓	✓		✓
Deere & Company	28.9			✓	
Northrop Grumman Corporation	23.5				✓
Raytheon Company	23.2				✓
Eaton Corporation Plc	20.9	✓	✓	✓	✓
Ingersoll-Rand Plc	13.3			✓	
L3 Technologies, Inc.	10.5		✓		✓
BorgWarner Inc.	8.0			✓	
Spirit AeroSystems Holdings, Inc.	6.6	✓	✓		
Rockwell Collins, Inc.	5.2	✓	✓		✓
Harris Corporation	5.1				✓
Textron Inc.	13.4	✓	✓	✓	✓

The foregoing performance peer group reflects changes made to the 2015 performance peer group, which was reported in our 2016 Proxy Statement and used for the Committee's annual incentive compensation and performance analysis conducted in 2016 with respect to 2015 performance. The changes were to remove Johnson Controls, Inc., due to the spin-off of its automotive business, and to add BorgWarner Inc., a global automotive industry components and parts supplier and current talent peer, to maintain automotive industry representation.

WHAT WERE OUR PERFORMANCE GOALS?

Performance goals for the 2016 annual incentive compensation program and PSUs under the long-term incentive compensation program largely focused on profitability and cash flow with an additional goal related to workforce diversity. The profitability target focused executives on delivery of segment profit in each of our segments. The cash flow target focused executives on improving operational efficiency and sustaining the strength of the balance sheet. The diversity metric, applicable just to annual incentive compensation, focused management on having a diverse employee profile. In addition, PSUs are subject to a discretionary TSR modifier that can decrease, but not increase, the payout by as much as 40% based on how Textron's three-year TSR compares to our performance peer group.

ANNUAL INCENTIVE COMPENSATION PAYOUTS AND PERFORMANCE ANALYSIS

The Committee established the weighting for the 2016 annual incentive compensation performance goals described above as 60% profitability, 35% cash flow and 5% workforce diversity. Performance targets for 2016 were established to require improvement in profitability, while targeting strong cash flow, reflecting good stewardship of capital while supporting Textron's strategy of investing in new products. Both targets were challenging in light of uncertain global economic and market conditions. Payouts for each individual could range from 0% to 200% of target based on performance. The formula for determining 2016 annual incentive compensation for executive officers, and the resulting percentage earned, are detailed below:



(1) "Enterprise NOP" means our total "Segment profit" as reported in our Annual Report on Form 10-K. Segment profit for the manufacturing segments excluded interest expense, certain corporate expenses and special charges. The measurement for the Finance segment includes interest income and expense along with intercompany interest income and expense.

(2) "Manufacturing Cash Flow" generally represents "Manufacturing cash flow before pension contributions" (a non-GAAP measure) as reported in our quarterly earnings releases. This measure adjusts net cash from operating activities of continuing operations for dividends received from Textron Financial Corporation ("TFC"), capital contributions provided under the Support Agreement with TFC and debt agreements, capital expenditures, proceeds from the sale of property, plant and equipment and contributions to our pension plans. Manufacturing Cash Flow achieved for 2016 was adjusted to remove the impact of cash payments related to restructuring activities and the adoption of a new accounting pronouncement.

(3) "Improvement in Workforce Diversity" means the change in the number of U.S. full-time salaried diverse employees in relation to all full-time U.S. salaried employees.

At its January 2017 meeting, the Committee discussed the annual incentive compensation awards to be paid to the NEOs for the 2016 performance period and considered input from the full Board. The Committee concluded that the calculated payouts appropriately reflected the Company's performance for 2016 and approved the payouts as calculated above.

Annual incentive compensation targets and payouts for 2014, 2015 and 2016 for each NEO are shown below:

Name	Position	2014		2015		2016	
		Target	Payout	Target	Payout	Target	Payout
Scott C. Donnelly	CEO	$1,404,000	$1,690,000	$1,561,000	$1,817,000	$1,615,600	$1,619,000
Frank T. Connor	CFO	722,500	870,000	765,000	890,000	807,500	809,000
E. Robert Lupone	General Counsel	487,500	587,000	506,250	589,000	525,000	526,000
Cheryl H. Johnson	EVP, HR	210,000	253,000	255,000	297,000	270,000	271,000

The Committee believes that a pay for performance analysis should compare Company performance vs. peer performance over the time period an incentive is earned and that operating metrics are the appropriate performance comparator for annual incentive awards. Therefore, to validate that Textron's annual incentive compensation is appropriately linked to the executives' performance, the Committee reviewed the annual incentive compensation paid to Textron's CEO in 2016, with respect to the previous year, compared to Textron's year-over-year operating performance for that year, relative to the annual incentive compensation paid to the peer companies' CEOs compared to the year-over-year operating performance of the performance peer group companies for the corresponding year. While exactly comparable data was not available for all peer companies, indicative comparisons were made using publicly-reported GAAP operating cash flows and pre-tax earnings from continuing operations. As was the case for previous years, the Committee's comparative analysis conducted in 2016 for payouts related to the 2015 performance period confirmed the strong correlation between Textron's annual incentive compensation payouts and its performance relative to its peers.

LONG-TERM INCENTIVE COMPENSATION PAYOUTS AND PERFORMANCE ANALYSIS

Performance Share Units

Payouts for the 2014-2016 PSU cycle were based upon performance for each of the annual periods within the 2014-2016 cycle against performance goals set for three one-year performance periods, weighted equally, with a modifier based upon TSR relative to our performance peer companies. The performance achieved against the threshold, target and maximum payouts for the 2014-2016 PSU cycle, and the resulting percentage earned by the executive officers, are detailed below:



The performance metrics for 2016 are described in more detail in the "2016 Annual Incentive Compensation Calculation" chart above and for previous years are described in the proxy statement for the applicable year. Payouts for each individual could range from 0% to 150% of target based on performance.

Two measures impact the value of PSU payouts: (i) the number of units earned is based on Textron's performance against operating metrics and may be adjusted downward (but not upward) in the Committee's discretion, based upon TSR compared to its peer companies and (ii) the value of each unit earned is based on Textron's stock price. The tables below show the PSU awards granted in 2014 and associated payouts by executive in terms of both units and value. To validate that the Company's PSU awards link pay to performance, the Committee evaluated the PSU payouts on the basis of both relative performance (TSR performance vs. peers) and absolute performance (change in stock price) and concluded that the payouts were appropriately linked to Textron's overall performance.

Performance Share Units and Value Awarded and Earned for Period

Name	Position	2014-2016 Units		2014-2016 Value	
		Original Award	Units Paid[1]	Original Award	Final Payout[2]
Scott C. Donnelly	CEO	118,154	109,476	$4,690,714	$ 5,442,052
Frank T. Connor	CFO	33,674	31,201	1,336,858	1,551,002
E. Robert Lupone	General Counsel	15,812	14,651	627,736	728,301
Cheryl H. Johnson	EVP, HR	7,298	6,762	289,731	336,139

(1) The Committee applied its negative discretion using the TSR modifier, taking into account TSR performance, which was just above the median of the performance peer group, and other factors to reduce the units paid by 13%.
(2) The value of the final payout was higher than the value of the original award as a result of the Company's performance against pre-established goals and the increase in Textron's stock price from 2014 through 2016.

The chart below shows our CEO's 2014-2016 cycle PSU award from grant date value, as adjusted by the Company's performance against the goals set by the Committee and as adjusted for the TSR modifier, to realized value (final payout value), reflecting the increase in Textron's stock price during the performance period.



Restricted Stock Units and Stock Options

In addition to PSUs, the Company's long-term incentive compensation program consists of RSUs and stock options. The ultimate value of these awards to the executives, upon the vesting of RSUs or the exercise of stock options, is directly based upon Textron's stock price. For the value realized by the executives upon the vesting or exercise of these awards, see "Option Exercises and Stock Vested in Fiscal 2016" on page 38.

RISKS RELATED TO COMPENSATION

The Committee strives to set compensation policies for senior executives which do not encourage excessive risk-taking which could endanger the Company. For 2016, the Committee completed a full review of managing risk within the executive compensation programs. This annual review helps the Committee to structure executive compensation programs that are designed to avoid exposing the Company to unwarranted risk.

OTHER COMPENSATION PROGRAMS

As mentioned above, Textron provides certain other compensation programs (such as retirement/death benefits) that are designed to provide to NEOs the same level of benefits provided to non-executive officers and, in most cases, all salaried employees. Certain of these programs provide benefits over any caps mandated by government regulations, including:

- *Textron Spillover Pension Plan:* Non-qualified benefit plan to make up for IRS limits to qualified pension plans and, in the case of Mr. Donnelly, to provide a "wrap-around" pension benefit which takes into account his final average compensation with Textron and his combined service with Textron and GE and reduces this benefit by the amount of any other pension benefits which he is eligible to receive under Textron and GE pension plans.
- *Textron Spillover Savings Plan:* Non-qualified benefit plan to make up for IRS limits to qualified savings plans.

Textron provides a program to executives which benefits them by allowing for tax planning and also benefits the Company, in that cash payments by the Company are delayed:

- *Deferred Income Plan for Textron Executives:* Non-qualified plan that allows participants to defer compensation.

ROLE OF INDEPENDENT COMPENSATION CONSULTANT

Under its charter, the Committee has the authority to retain outside consultants or advisors as it deems necessary to provide desired expertise and counsel. In 2016, the Committee engaged the services of Pay Governance LLC as its compensation consultant. Pay Governance LLC reports directly and exclusively to the Committee and provides advice regarding current and emerging best practices with regard to executive compensation. A representative from Pay Governance LLC attended each of the five Committee meetings in 2016. Pay Governance LLC does not provide any other services to the Committee or the Company. The Committee has determined that Pay Governance LLC is independent and that the work of Pay Governance LLC with the Committee for 2016 has not raised any conflict of interest.

STOCK OWNERSHIP REQUIREMENTS

One objective of our executive compensation program is to align the financial interests of our NEOs with the interests of our shareholders. As a result, we require that senior executives accumulate and maintain a minimum level of stock ownership in the Company, which may be achieved through direct ownership of shares, Textron Savings Plan shares, unvested RSUs, and vested/unvested share equivalents in Textron compensation and benefit plans. Minimum ownership levels are expressed as a multiple of base salary as follows: five times for the CEO, and three times for other NEOs. New executive officers are given five years to reach their required ownership level. All NEOs currently meet their respective stock ownership requirements or are within their initial five-year period.

ANTI-HEDGING AND PLEDGING POLICY

Our executives, including our NEOs, are prohibited from engaging in short sales of Textron securities and from engaging in transactions in publicly-traded options, such as puts, calls and other derivative securities based on Textron's securities including any hedging, monetization or similar transactions designed to decrease the risks associated with holding Textron securities such as zero-cost collars and forward sales contracts. In addition, our NEOs are prohibited from pledging Textron securities as collateral for any loan or holding Textron securities in a margin account.

CLAWBACK POLICY

Our 2015 Long-Term Incentive Plan, as well as our existing Short-Term Incentive Plan and our proposed Short-Term Incentive Plan, include a clawback provision which provides that the Committee shall require reimbursement of any annual incentive payment or long-term incentive payment under any award to an executive officer where (i) the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of Company financial statements, (ii) the Committee determines the executive engaged in intentional misconduct that caused or substantially caused the need for the restatement and (iii) a lower payment would have been made to the executive based upon the restated financial results. Although we may need to revise this clawback provision depending on the final recoupment rules adopted by the SEC under the Dodd-Frank Wall Street Reform and Consumer Protection Act, we believe this policy is a good governance practice that would be beneficial for our Company even prior to the final rules.

In addition, the Company's long-term incentive award agreements provide that an executive who violates the noncompetition provisions of the award during employment or within two years after termination of employment with the Company forfeits future rights under the award and must repay to the Company value received during the period beginning 180 days prior to the earlier of termination or the date the violation occurred.

The Company also is subject to the "clawback" provision of Section 304 of the Sarbanes-Oxley Act of 2002 which generally requires public company chief executive officers and chief financial officers to disgorge bonuses, other incentive- or equity-based compensation, and profits on sales of company stock that they receive within the 12-month period following the public release of financial information if there is a restatement because of material noncompliance, due to misconduct, with financial reporting requirements under the federal securities laws.

COMPENSATION ARRANGEMENTS RELATING TO TERMINATION OF EMPLOYMENT

Mr. Donnelly's letter agreement with Textron provides for payment of varying benefits to him upon events such as death, disability, retirement and termination under voluntary, involuntary (for cause), involuntary (not for cause or for good reason), or change in control circumstances. Mr. Donnelly's termination benefits are consistent with the terms of our previous CEO's agreement and were approved by the Committee upon Mr. Donnelly's initial hiring in 2008 in order to attract him to Textron. Since hiring Mr. Donnelly, the Committee no longer agrees to formal employment contracts which provide for individual termination protection. Mr. Connor, Mr. Lupone and Ms. Johnson are each eligible for termination benefits that are available to all corporate officers as provided by the Severance Plan for Textron Key Executives. With regard to retirement benefits, in order for Textron to attract Mr. Donnelly to join the Company after his 19-year career at GE, his pension benefits were designed to take into account his years of service at GE so that he would not be disadvantaged by joining Textron. This benefit has been effected through the adoption of an amendment to the Textron Spillover Pension Plan adding an appendix which provides a "wrap-around pension benefit" to Mr. Donnelly in order to compensate for pension benefits at GE that would otherwise not keep pace with his increasing compensation over the course of his career upon joining Textron. The benefit takes into account his service with both GE and Textron and uses the definition of pensionable compensation and final average compensation in the Textron Spillover Pension Plan. This nonqualified pension benefit will become 100% vested upon the earlier of his completion of ten years of service with Textron or his attainment of age 62 while employed by Textron and will be reduced by the combined value of any other benefit which he is eligible to receive under (i) a tax-qualified defined benefit plan maintained by GE, (ii) a tax-qualified defined benefit plan maintained by Textron and (iii) the Textron Spillover Pension Plan.

Mr. Connor's letter agreement provides for an enhanced pension benefit which will give him an additional three years of credited service under the Textron Spillover Pension Plan, subject to the vesting terms of that Plan. Neither Mr. Lupone nor Ms. Johnson has been provided any supplemental or enhanced pension benefits.

TAX CONSIDERATIONS

Section 162(m) of the Internal Revenue Code provides that no U.S. income tax deduction is allowable to a publicly held corporation for non-performance-based compensation in excess of $1 million paid to a "covered employee" (generally the NEOs other than the principal financial officer). "Performance-based compensation," which is exempt from the $1 million limitation, must be payable based upon meeting pre-established and objective performance goals established by the Committee under a plan that has been approved by shareholders and meets other tax code requirements.

Our policy generally has been to seek to qualify various elements of the compensation payable to executives as "performance-based compensation," although we may pay non-deductible compensation in order to preserve the Committee's ability to structure our executive compensation program to meet the objectives discussed above, including to reward individual and team performance. Because there are uncertainties as to the application of regulations under Section 162(m), as with most tax matters it is possible that the qualification of awards under our executive compensation program as "performance-based compensation" for purposes of Section 162(m), and any deductions we claim based thereon, may be challenged or disallowed.

EXECUTIVE COMPENSATION

The following Summary Compensation Table sets forth information concerning compensation of our principal executive officer, principal financial officer and each other individual who was serving as an executive officer at the end of Textron's 2016 fiscal year (each, an "NEO" and collectively, the "NEOs").

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and **Nonqualified** Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Scott C. Donnelly	2016	1,146,500	6,056,207	2,464,511	1,619,000	1,302,717	83,236	12,672,171
Chairman, President and	2015	1,151,154	6,376,555	2,729,480	1,817,000	237,150	80,689	12,392,028
Chief Executive Officer	2014	1,080,000	6,477,552	2,827,898	1,690,000	1,439,873	75,370	13,590,693
Frank T. Connor	2016	940,385	1,744,836	709,857	809,000	456,185	68,296	4,728,559
Executive Vice President and	2015	925,000	1,855,658	795,571	890,000	194,912	51,550	4,712,691
Chief Financial Officer	2014	840,385	1,884,825	805,952	870,000	371,873	49,979	4,823,014
E. Robert Lupone	2016	695,192	798,448	321,170	526,000	0	86,127	2,426,937
Executive Vice President,	2015	696,154	865,509	366,379	589,000	0	86,134	2,603,176
General Counsel and Secretary	2014	646,154	898,298	378,445	587,000	0	69,034	2,578,931
Cheryl H. Johnson	2016	445,192	423,083	176,963	271,000	422,731	27,560	1,766,529
Executive Vice President,	2015	426,923	432,877	197,725	297,000	191,580	26,646	1,572,751
Human Resources	2014	340,385	316,596	174,658	253,000	254,946	24,979	1,364,564

(1) Base salary increases, if any, are implemented in the first pay period in March of each year; therefore, amounts shown in this column may not exactly match the base salaries disclosed in the CD&A.

(2) The numbers shown in this column represent the grant date fair values of equity awards granted during the fiscal year, whether settled in stock or cash. The amounts for 2016 include PSUs (granted in 2014, 2015 and 2016) and RSUs (granted in 2016), which are described in the CD&A. The grant date fair values have been determined based on the closing share price on the date of grant. For PSUs, since performance criteria are established on an annual basis, the amounts shown are for the first year of the three-year performance cycle beginning in 2016, plus the second year of the three-year performance cycle beginning in 2015, plus the third year of the three-year performance cycle beginning in 2014. The grant date fair value of each equity-based component for 2016 is detailed below.

	Mr. Donnelly	Mr. Connor	Mr. Lupone	Ms. Johnson
Performance Share Units	$3,582,557	$1,032,342	$476,080	$245,477
Restricted Stock Units	2,473,650	712,494	322,368	177,606
Total	$6,056,207	$1,744,836	$798,448	$423,083

The PSU values above represent target performance. Assuming maximum performance is achieved, then the grant date fair value of the PSUs would be: Mr. Donnelly $5,373,835, Mr. Connor $1,548,513, Mr. Lupone $714,120 and Ms. Johnson $368,215.

(3) The amounts that appear in this column represent the grant date fair value of stock options granted during the fiscal year. The grant date fair values have been determined based on the assumptions and methodologies set forth in Note 10 Share-Based Compensation in Textron's Annual Report on Form 10-K for the fiscal year ended December 31, 2016. The number of shares underlying the stock options granted to each NEO during 2016 is detailed in the Grants of Plan-Based Awards in Fiscal 2016 table on page 36.

(4) The amounts in this column reflect annual incentive compensation earned under Textron's annual incentive compensation program.

(5) The amounts in this column are attributable to the change in actuarial present value from January 3, 2016 to December 31, 2016 of accumulated pension benefits under all defined benefit plans in which the NEOs participate. For Ms. Johnson, this column also includes $871 in above-market non-qualified deferred compensation earnings that were posted to her interest-bearing account under the Deferred Income Plan for Textron Executives ("DIP"). Earnings are considered "above-market" if they were higher than 120% of the long-term applicable federal rate with compounding.

(6) The amounts in this column include the value of other benefits and the incremental cost to Textron in 2016 of providing various perquisites in 2016, as detailed below:

	Mr. Donnelly	Mr. Connor	Mr. Lupone	Ms. Johnson
Spillover Savings Plan Contribution (a)	$44,075	$33,769	$62,277	$ 9,010
Contributions to Textron Savings Plan	13,250	13,250	23,850	13,250
Contributions to Retirement Plans	5,300	5,300	0	5,300
Perquisites (b)	20,611	15,977	0	0
Total	$83,236	$68,296	$86,127	$27,560

_____

(a) These amounts represent the value of cash-settled Textron stock units credited to the NEO's Spillover Savings Plan account during the year. For Mr. Lupone, who is not eligible for a defined benefit pension plan, the Company credits an interest bearing Moody's account within the SSP with an amount equal to 4% of eligible compensation, reduced by the contribution that was made by the Company under the Textron Savings Plan.

(b) This amount includes the following: (i) $3,000 for parking for each of Mr. Donnelly and Mr. Connor, (ii) $17,611 for Mr. Donnelly's usage of corporate aircraft for personal travel and to attend meetings of an outside board of directors on which he serves at the request of the Company's board, which is deemed to be personal travel under SEC rules, and (iii) $12,977 for the incremental cost to the Company of corporate aircraft dropping off or picking up Mr. Connor at an alternative airport for his personal convenience. In addition, family members and invited guests of Mr. Donnelly occasionally fly as additional passengers on business flights. In those cases, the aggregate incremental cost to the Company is a de minimis amount and, as a result, no amount is reflected in the Summary Compensation Table. Textron values the personal use of corporate aircraft by using an incremental cost method that multiplies the hours flown on a personal flight by an hourly direct operating cost rate for the aircraft flown. The rate per flight hour is derived from the aircraft's variable operating costs which include landing fees, fuel, hangar fees, maintenance, catering, security fees, crew expenses, de-icing costs and other direct operating expenses.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2016

The following table sets forth information on plan-based compensation awards granted to the NEOs during Textron's 2016 fiscal year. Annual equity awards were approved on January 29, 2016 for grant on March 1, 2016.

Name	Grant Date	Grant Type	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)		Estimated Future Payouts Under Equity Incentive Plan Awards (2)		All Other Stock Awards: Number of Shares of Stock or Stock Units (#) (3)	All Other Option Awards: Number of Securities Underlying Options (#) (4)	Exercise or Base Price of Option Awards ($/sh) (5)	Grant Date Fair Value of Stock and Option Awards ($) (6)
			Target ($)	Maximum ($)	Target ($)	Maximum ($)				
Scott C. Donnelly		Annual IC	1,615,600	3,231,200						
	3/1/2016	PSUs			4,642,375	6,963,562				1,099,409
	3/1/2016	RSUs					71,700			2,473,650
	3/1/2016	Stock Options						238,578	34.50	2,464,511
	3/1/2016	PSUs (7)								2,483,148
Frank T. Connor		Annual IC	807,500	1,615,000						
	3/1/2016	PSUs			1,337,148	2,005,722				316,664
	3/1/2016	RSUs					20,652			712,494
	3/1/2016	Stock Options						68,718	34.50	709,857
	3/1/2016	PSUs (7)								715,678
E. Robert Lupone		Annual IC	525,000	1,050,000						
	3/1/2016	PSUs			604,980	907,470				143,272
	3/1/2016	RSUs					9,344			322,368
	3/1/2016	Stock Options						31,091	34.50	321,170
	3/1/2016	PSUs (7)								332,808
Cheryl H. Johnson		Annual IC	270,000	540,000						
	3/1/2016	PSUs			333,355	500,032				78,945
	3/1/2016	RSUs					5,148			177,606
	3/1/2016	Stock Options						17,131	34.50	176,963
	3/1/2016	PSUs (7)								166,532

(1) These amounts refer to awards of annual incentive compensation made under our Short-Term Incentive Plan. The performance metrics and methodology for calculating payments are described in the CD&A.

(2) These amounts refer to PSU grants made under the Textron Inc. 2015 Long-Term Incentive Plan, which are performance-based long-term grants of share units paid in cash, designed to reward the achievement of specified goals over three distinct fiscal-year performance periods. The performance metrics and methodology for calculating payments are described in the CD&A. Grants of PSUs in 2016 vest at the end of fiscal 2018. The "target" amount to be paid in 2019 assumes 100% earned and is based on the 2016 fiscal year-end share price of $48.56. The "maximum" that can be paid per the plan design is 150% of the PSUs granted, as described in the CD&A. Both target and maximum amounts assume median TSR performance for the three-year performance period.

(3) These amounts represent the number of RSUs granted in 2016 pursuant to the Textron Inc. 2015 Long-Term Incentive Plan. RSUs earn dividend equivalents until vested and vest ratably over three years, beginning on March 1, 2019, three years after the grant date, and annually thereafter.

(4) These amounts represent the number of stock options granted in 2016 pursuant to the Textron Inc. 2015 Long-Term Incentive Plan. All annual grants of stock options vest ratably over three years, beginning on March 1, 2017, and annually thereafter.

(5) Reflects the exercise price for the stock options granted on March 1, 2016 which is equal to the closing price on the grant date.

(6) Represents the grant date fair value of each equity award listed in the table as determined in accordance with generally accepted accounting principles. With respect to PSUs granted in 2016, the amounts in this column represent the value of only the 2016 portion of the 2016-2018 grant since the grant is subject to three single-year performance periods (2016, 2017 and 2018).

(7) Represents grant date fair value of the 2016 portion of the 2014-2016 and 2015-2017 PSU awards.

OUTSTANDING EQUITY AWARDS AT 2016 FISCAL YEAR-END

The following table sets forth information with respect to the NEOs concerning unexercised options, stock awards that have not yet vested, and equity incentive plan awards as of the end of our 2016 fiscal year.

Outstanding Equity Awards at 2016 Fiscal Year-End											
	Option Awards					Stock Awards					
Name	Grant Date (1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Type of Stock Award (3)	Grant Year	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
Scott C. Donnelly	3/1/2016	0	238,578	34.50	3/1/2026	PSU	2016			119,501	4,642,375
	3/1/2015	64,849	129,697	44.31	3/1/2025	RSU	2016	71,700	3,481,752		
	3/1/2014	148,213	74,106	39.70	3/1/2024	PSU	2015			104,290	4,051,458
	3/1/2013	243,157	0	28.47	3/1/2023	RSU	2015	62,574	3,038,593		
	3/1/2012	300,000	0	27.76	3/1/2022	RSU	2014	70,892	3,442,516		
	3/1/2011	227,766	0	26.25	3/1/2021	RSU	2013	59,048	2,867,371		
	3/1/2010	235,602	0	20.21	3/1/2020	RSU	2012	34,893	1,694,404		
	2/27/2009	100,746	0	5.65	2/27/2019						
	7/3/2008	200,000	0	47.84	7/3/2018						
Frank T. Connor	3/1/2016	0	68,718	34.50	3/1/2026	PSU	2016			34,420	1,337,148
	3/1/2015	18,902	37,803	44.31	3/1/2025	RSU	2016	20,652	1,002,861		
	3/1/2014	42,241	21,120	39.70	3/1/2024	PSU	2015			30,398	1,180,902
	3/1/2013	72,000	0	28.47	3/1/2023	RSU	2015	18,238	885,637		
	3/1/2012	91,607	0	27.76	3/1/2022	RSU	2014	20,204	981,106		
	3/1/2011	69,566	0	26.25	3/1/2021	RSU	2013	17,484	849,023		
	3/1/2010	83,933	0	20.21	3/1/2020	RSU	2012	10,655	517,407		
	8/5/2009	80,000	0	14.34	8/5/2019						
E. Robert Lupone	3/1/2016	0	31,091	34.50	3/1/2026	PSU	2016			15,573	604,980
	3/1/2015	8,705	17,409	44.31	3/1/2025	RSU	2016	9,344	453,745		
	3/1/2014	19,835	9,917	39.70	3/1/2024	PSU	2015			13,999	543,833
	3/1/2013	34,831	0	28.47	3/1/2023	RSU	2015	8,399	407,855		
	3/1/2012	45,000	0	27.76	3/1/2022	RSU	2014	9,487	460,689		
						RSU	2013	8,458	410,720		
						RSU	2012	14,977	727,283		
Cheryl H. Johnson	3/1/2016	0	17,131	34.50	3/1/2026	PSU	2016			8,581	333,355
	3/1/2015	4,698	9,395	44.31	3/1/2025	RSU	2016	5,148	249,987		
	3/1/2014	9,154	4,577	39.70	3/1/2024	PSU	2015			7,555	293,497
	3/1/2013	14,210	0	28.47	3/1/2023	RSU	2015	4,533	220,122		
	3/1/2012	4,419	0	27.76	3/1/2022	RSU	2014	4,379	212,644		
	3/1/2011	1,628	0	26.25	3/1/2021	RSU	2013	3,450	167,532		
						RSU	2012	5,741	278,783		

(1) Stock option awards associated with each annual grant vest ratably over three years on each anniversary of the grant date.

(2) The exercise price of stock options is equal to the closing price of our common stock on the date of grant.

(3) The following types of stock awards are shown in this table:

    (a) "PSU" refers to performance share units. These units reward achievement of long-term goals over a three-year performance period, vesting at the end of the third fiscal year. They are settled in cash and valued based on the average closing price of Textron common stock for the first ten trading days of the fiscal year following vesting. Further information about these awards can be found in the CD&A.

    (b) "RSU" refers to restricted stock units. RSUs vest ratably over three years beginning on the third anniversary of the grant date. Upon vesting, common stock will be issued to the executive, with the exception of Ms. Johnson who has 514 RSUs granted in 2012 which are payable in cash. RSUs are granted with the right to receive dividend equivalents.

(4) The market value of RSUs that have not vested as of December 31, 2016 was calculated using the fiscal year-end closing share price of $48.56 multiplied by the number of unvested units as of that date.

(5) PSUs granted in 2015 and 2016 vest, to the extent earned, on December 30, 2017 and December 29, 2018, respectively. The market value of PSUs that have not vested as of year-end 2016 was calculated using the fiscal year-end closing share price of $48.56 multiplied by the number of unvested units assuming that 100% of the units are earned and assuming a median TSR performance modifier for the three-year performance period (representing the target performance level).

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2016

The following table provides information concerning option exercises and the vesting of stock, including PSUs and RSUs, during Textron's 2016 fiscal year for each NEO.

	Option Exercises and Stock Vested in Fiscal 2016				
	Option Awards		Stock Awards		
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Type of Equity Award (1)	Number of Shares or Units Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Scott C. Donnelly	0	0	PSU RSU	109,476 94,563	5,442,052 3,316,596
				Total	8,758,648
Frank T. Connor	0	0	PSU RSU	31,201 24,636	1,551,002 849,942
				Total	2,400,944
E. Robert Lupone	0	0	PSU RSU	14,651 19,206	728,301 649,844
				Total	1,378,145
Cheryl H. Johnson	0	0	PSU RSU	6,762 7,661	336,139 274,131
				Total	610,270

_____
(1) "PSU" and "RSU" are described in more detail in footnote 3 to the previous table.
(2) Valuation methodology for the PSUs is described in footnote 5 to the previous table, using actual performance results.

PENSION BENEFITS IN FISCAL 2016

The table below sets forth information on the pension benefits for the NEOs under each of the Company's pension plans:

Pension Benefits

Name	Plan Name	Number of Years of Credited Service		Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Scott C. Donnelly	TRP	8.50		256,332	0
	Spillover	8.50		2,137,766	0
	Wrap Around	27.50 (2)		4,652,885	0
			Total	7,046,983	0
Frank T. Connor	TRP	7.42		244,604	0
	Spillover	7.42		1,204,771	0
	Add'l Credited Service	3.00 (2)		586,264	0
			Total	2,035,639	0
E. Robert Lupone (3)	N/A	N/A		N/A	N/A
Cheryl H. Johnson	TRP (Bell)	3.50		114,374	0
	TRP (Textron)	15.25		508,414	0
	Spillover (Bell)	3.50		119,973	0
	Spillover (Textron)	15.25		560,241	0
			Total	1,303,002	0

_____

(1) The present value of the accumulated benefit has been calculated consistent with the assumptions set forth in Note 11 Retirement Plans in Textron's Annual Report on Form 10-K for the fiscal year ended December 31 2016.

(2) Years of extra service granted to the executive by employment letter.

(3) Mr. Lupone is not eligible to participate in any of our pension plans.

A brief description of each of the Company's pension plans referenced above follows:

TRP: TEXTRON RETIREMENT PROGRAM

Effective January 1, 2007, Textron consolidated its retirement benefits for U.S. salaried and eligible bargained employees into a single program, the Textron Retirement Program ("TRP"). The TRP is designed to be a "floor-offset" arrangement which has two parts. The first is a traditional defined pension benefit which provides a set monthly income (pension) at retirement through a formula based on age, years of service, and annual compensation. The second is a new defined contribution benefit called the Textron Retirement Account Plan. Transition rules between the prior plan design and the new plan design provide that participants who meet certain rules will be grandfathered, entitling them to the larger of the benefit calculated under the prior pension formula and the benefit calculated under the TRP. None of the NEOs met the grandfathering rules under the TRP, however Ms. Johnson did meet the grandfathering rules under the Spillover Pension Plan (described below) which entitles her to the larger amount of the two calculations under that Plan. The TRP is funded and tax qualified.

Benefits under the new defined pension formula are based on one and one-third percent of eligible compensation. Benefits under the prior formula are based on a one percent annual benefit for eligible compensation up to the "covered compensation" level ($62,024 in 2016), plus an additional amount equal to one and one-half percent of eligible compensation in excess of covered compensation. "Eligible Compensation" includes base salary plus annual incentive payments in a given year, up to the Internal Revenue Code limit ($265,000 in 2016). The benefit formula is calculated based on eligible employees' highest consecutive five-year average eligible compensation throughout their career at Textron. Provided an employee meets the five years of qualifying service to become vested in the TRP, the accumulated benefit earned during an employee's career is payable in monthly installments after retirement. While the normal retirement age under the TRP is 65, eligible grandfathered employees can earn a full benefit upon attainment of age 62. Eligible employees who meet defined age and service criteria can retire and begin collecting a reduced benefit as early as age 55. Both Mr. Connor and Ms. Johnson qualify for the early retirement benefit under the TRP.

Under the Textron Retirement Account Plan, Textron makes annual contributions to a participant's account equal to 2% of eligible compensation up to the Internal Revenue Code limit, and the account balance is adjusted for investment gains and losses.

The participant may receive the account in a lump sum or as an actuarially equivalent annuity upon termination of employment at any age. The value of any distribution from the Textron Retirement Account Plan offsets benefits accrued after 2006 under the pension formula.

Effective January 1, 2010, the TRP was closed to new entrants, and new employees, including Mr. Lupone, instead receive an annual company contribution to the Textron Savings Plan equal to 4% of eligible compensation up to the Internal Revenue Code Limit.

SPP: SPILLOVER PENSION PLAN

Textron maintains the Spillover Pension Plan ("SPP") to compensate certain Textron executives for pension benefits that would have been earned but for limitations imposed on tax-qualified plans under federal law. The formula for the SPP is the same as the formula for the defined benefit portion of the qualified plan (the TRP). Eligible compensation components include base salary and annual incentive compensation paid in a given year. The amount included in the formula equals the total of these components (whether or not deferred), less the Internal Revenue Code limit noted above ($265,000 in 2016). Benefits under the SPP also vest after five years of qualifying service, and are generally paid under the same age and service requirements as the defined benefit portion of the TRP. This plan is unfunded and not qualified for tax purposes.

In 2008, an appendix was added to the SPP for certain designated participants hired on or after January 1, 2008, including Mr. Donnelly, to provide a "wrap-around pension benefit." This appendix will recognize an additional benefit service accrual identified in the offer letter of the designated participant and the resulting calculation will be offset by the prior employer age 65 benefit as described in the offer letter, and any qualified and non-qualified age 65 benefit provided by Textron. Specific to Mr. Donnelly, refer to the CD&A for details on his "wrap-around" benefit.

Effective January 1, 2010, the SPP was closed to new entrants except for those who were participants in the Textron Retirement Program on December 31, 2009. Mr. Lupone, therefore, is not eligible to participate in the SPP.

NONQUALIFIED DEFERRED COMPENSATION

The table below shows the deferred compensation activity for each NEO during 2016 under non-qualified deferred compensation plans maintained by Textron.

Nonqualified Deferred Compensation

Name	Plan Name	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(3)
Scott C. Donnelly	Spillover Savings Plan	44,075	71,657	0	568,594
Frank T. Connor	Spillover Savings Plan	33,769	39,361	0	321,889
E. Robert Lupone	Spillover Savings Plan	62,277	21,237	0	293,485
Cheryl H. Johnson	Deferred Income Plan	0	2,510	0	62,635
	Spillover Savings Plan	9,010	2,325	0	26,030
			Total 4,835	0	Total 88,665

(1) The amounts shown in this column include contributions made by Textron into each executive's notional deferred income account in the Textron Spillover Savings Plan (the "SSP") in 2016. There are two types of Company contributions made under the SSP. First, if a participant contributes at least 10% of eligible compensation to the tax-qualified Textron Savings Plan ("TSP"), then the participant's stock unit account within the SSP is credited with a match equal to 5% of eligible compensation reduced by the matching contribution under the TSP. Second, for Mr. Lupone and other employees hired after 2009 who are not eligible for a defined benefit pension plan, the Company credits the interest bearing Moody's account within the SSP with an amount equal to 4% of eligible compensation reduced by the contribution that was made by the Company under the TSP. These amounts are also reported in the "All Other Compensation" column in the Summary Compensation table.

(2) The amounts in this column reflect aggregate earnings during the fiscal year on amounts accrued in the participants' accounts under the SSP and the DIP, if applicable, based upon the terms of each plan, as described below. To the extent the credited rate exceeds 120% of the long-term applicable federal rate, such earnings are considered "above-market earnings". The amount of above-market earnings in the DIP was $871 for Ms. Johnson. These earnings are also reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column in the Summary Compensation Table.

(3) Of these balances, the following amounts were reported in Summary Compensation Tables in prior-year proxy statements: Mr. Donnelly $279,337, Mr. Connor $169,345, Mr. Lupone $185,542 and Ms. Johnson $14,365. This information is provided to clarify the extent to which amounts payable as deferred compensation represent compensation reported in our prior proxy statements, rather than additional currently earned compensation.

A brief description of the Company's deferred compensation plans referenced above follows:

DIP: DEFERRED INCOME PLAN FOR TEXTRON EXECUTIVES

NEOs deferring compensation into the Deferred Income Plan for Textron Executives ("DIP") have forgone current compensation in exchange for an unsecured promise from the Company to pay the deferred amount after their employment ends. NEOs can defer up to 80% of their base salary and certain other cash compensation including annual incentive compensation and long-term incentive distributions settled in cash. The "principal" amount that is deferred can be credited with either a Moody's-based interest rate or a rate of return that approximates the return on investment for a share of Textron common stock, including dividend equivalents, based upon the elections made annually by each NEO. The interest rate applicable to the Moody's account is the average Moody's Corporate Bond Yield Index as published by Moody's Investors Service, Inc. The compounded Moody's yield for 2016 was 4.19%, which was applied to all deferrals made subsequent to December 31, 2001.

SSP: TEXTRON SPILLOVER SAVINGS PLAN

The Textron Spillover Savings Plan (the "SSP") makes up for forgone Company matches into the tax-qualified Textron Savings Plan because of federal compensation limits, as a result of deferring income under the DIP, and for employees hired or rehired after 2009 who are not eligible for a defined benefit pension plan. NEO contributions to the qualified savings plan are capped at 10% of eligible compensation up to the Internal Revenue Code limit ($265,000 in 2016). The contribution amount for employees hired or rehired after 2009 is based on 4% of eligible compensation. Contributions under the SSP are tracked in the form of unfunded book-entry accounts credited as stock units, which earn dividend equivalents and which are reinvested into stock units. NEOs are not permitted to make contributions to the SSP.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The discussion and tables below reflect the amount of compensation that would become payable to each of the NEOs under existing plans and arrangements if the named executive's employment had terminated and/or a change in control had occurred on December 30, 2016, the last business day of Textron's 2016 fiscal year. Information is provided with respect to the following termination scenarios—voluntary, "for cause", death or disability, "not for cause" or "good reason", change in control—and is based upon the named executive's compensation and service levels as of such date and, if applicable, based on the Company's closing stock price on that date.

In addition, in connection with any future actual termination of employment, the Company may determine to enter into an agreement or to establish an arrangement providing additional benefits or amounts or altering the terms of benefits described below, as the Organization and Compensation Committee believes appropriate. The actual amounts that would be paid upon a NEO's termination of employment can be determined only at the time of such executive's separation from the Company. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event, the Company's share price and the executive's age.

PAYMENTS MADE UPON A VOLUNTARY TERMINATION BY AN EXECUTIVE

Voluntary termination occurs when the NEO leaves the Company at his or her own will (e.g., voluntary resignation or retirement). Upon a voluntary termination executives are entitled only to their vested or accrued obligations. Additionally, because Ms. Johnson is retirement eligible (age 55 with at least 10 years of service to Textron) as of December 31, 2016, she also would be entitled to the following:

- RSUs issued prior to 2014 and outstanding for at least six months would accelerate and vest pro-rata, and RSUs issued in 2014 or later would continue to vest according to their vesting schedules.

- PSUs would continue to vest according to their vesting schedules.

- Unvested stock options issued prior to 2014 would continue to vest per their respective vesting schedules for a period of 36 months after termination; vested options would remain exercisable until the earlier of the remaining term of the options or 36 months after termination. Unvested stock options issued in 2014 or later would continue to vest per their respective vesting schedules for a period of 48 months after termination; vested options would remain exercisable until the earlier of the remaining term of the options or 48 months after termination.

PAYMENTS MADE UPON A TERMINATION "FOR CAUSE" BY THE COMPANY

A "for cause" termination occurs when a NEO is separated from Textron after engaging in one or more activities including, but not limited to: (i) conviction of, or pleading *nolo contendere* or guilty to, a felony (other than a traffic infraction or a crime involving vicarious liability under certain circumstances), (ii) willful misrepresentation, fraud or dishonesty for personal enrichment at the expense of Textron, (iii) willful misconduct or behavior, willful violation of the Company's Business Conduct Guidelines, or breach of the NEO's fiduciary duties, in each case, that results in material harm to Textron, or (iv) willful failure to attempt to perform his or her duties or willful failure to attempt to follow the legal written direction of the Board. Upon a termination "for cause," each of the NEOs would be entitled only to their vested or accrued obligations.

PAYMENTS MADE UPON A TERMINATION IN CONNECTION WITH DEATH OR DISABILITY

Upon a termination in connection with death or disability, each of the NEOs would be entitled to their vested or accrued obligations as well as the following:

- RSUs issued prior to 2014 and outstanding for at least six months would accelerate and vest pro-rata, and RSUs issued in 2014 or later would vest in full upon the occurrence of the event.

- PSUs would accelerate and vest pro-rata.

- Unvested stock options issued prior to 2014 would vest in full. In the event of disability, options would remain exercisable until the original expiration date; in the event of death, they remain exercisable until the earlier of the remaining term of the option or 12 months after the date of death. Unvested stock options issued in 2014 or later would vest in full; options would be exercisable until the earlier of five years after disability/death or the remaining term of the option.

- Full vesting of benefits under the Textron Savings Plan, SSP, DIP and Retirement Account Plan.

PAYMENTS MADE UPON A "NOT FOR CAUSE" TERMINATION BY THE COMPANY OR BY AN EXECUTIVE FOR "GOOD REASON"

Mr. Donnelly

A "not for cause" termination (also called "involuntary termination") occurs when employment ends either at the initiation of Textron, but without circumstances that would indicate a "for cause" situation, or at the initiation of the executive for "Good Reason." Mr. Donnelly's letter agreement with the Company provides certain severance benefits in the event of a "not for cause" or "Good Reason" termination. "Good Reason" means the occurrence of one or more of the following: (i) the assignment to Mr. Donnelly of duties that are materially inconsistent with his position, (ii) the material reduction of Mr. Donnelly's position, (iii) the forced relocation of Mr. Donnelly's principal office, (iv) a reduction in Mr. Donnelly's salary or other benefits, (v) the failure of the Company to deliver to Mr. Donnelly a satisfactory written agreement from any successor to the Company to assume and agree to perform under the letter agreement, or (vi) other material breach by Textron of the letter agreement. Upon a termination "not for cause," or for "Good Reason," Mr. Donnelly would be entitled to his vested or accrued obligations as well as the following:

- Cash Severance Benefit Comprised of:
  – Two times the sum of (i) base salary and (ii) the greater of (a) the termination year target annual cash incentive compensation and (b) the average annual cash incentive compensation earned during the last three fiscal years, paid in monthly installments over two years
  – A pro-rated annual cash incentive compensation payment (based on actual performance) for the year of termination, paid in a lump sum in the year following termination
- Treatment of Long-Term Incentive Awards:
  – Unvested stock options would be subject to full vesting acceleration for that portion of the awards that would have vested within two years after termination
  – PSUs would vest pro-rata

- Benefits under Retirement Plans:
  - Credit for an additional two and one half years of age and service and compensation under all defined benefit-type retirement plans (including the SPP)
  - A lump sum payment equal to two times the amount of maximum Company annual contribution or match to any defined contribution-type plan in which the executive participates
- Continuation of Insurance Coverage: Continued coverage (or the cash equivalent thereof) for two years under the Company's term life insurance and long-term disability insurance plans, and, to the extent eligible on the date of termination, under the accidental death and dismemberment insurance and dependent life insurance plans

Other NEOs

The Severance Plan for Textron Key Executives, in which each of the other NEOs participates, provides severance pay for involuntary termination only if the executive signs a release provided in and required by the plan document. This severance pay is equal to the sum of: (i) the executive's annual rate of base salary at the date of severance, and (ii) the larger of (a) the average of his or her three most recent actual awards of annual incentive compensation (whether or not deferred) and (b) his or her current target incentive compensation under the annual incentive compensation plan.

PAYMENTS MADE UPON A TERMINATION IN CONNECTION WITH A "CHANGE IN CONTROL"

Mr. Donnelly

A "change in control" termination would occur if Mr. Donnelly experiences a "not for cause" termination during the period beginning 180 days before a change in control and ending on the second anniversary of the change in control. Mr. Donnelly's letter agreement with the Company provides certain severance benefits in the event of a "change in control" termination. For purposes of Mr. Donnelly's letter agreement, a "change in control" means the occurrence of any of the following events: (i) any person unrelated to Textron acquires more than 30% of Textron's then outstanding voting stock, (ii) a majority of the members of the Board of Directors are replaced in any two-year period other than in specific circumstances, (iii) the consummation of a merger or consolidation of Textron with any other corporation, other than a merger or consolidation in which Textron's voting securities outstanding immediately prior to such merger or consolidation continue to represent at least 50% of the combined voting securities of Textron or such surviving entity immediately after such merger or consolidation, or (iv) shareholder approval of an agreement for the sale or disposition of all or substantially all of Textron's assets or a plan of complete liquidation. Upon a termination in connection with a "change in control," Mr. Donnelly would be entitled to his vested or accrued obligations as well as the following:

- Cash Severance Benefit, Payable in a Lump Sum, Comprised of:
  - Three times base salary
  - Pro-rated portion of the greater of (i) the termination year target annual cash incentive compensation and (ii) the prior year annual cash incentive compensation
  - Three times the greater of (i) the average annual cash incentive compensation over the three years prior to the earlier of the change of control or the termination and (ii) the termination year target annual cash incentive compensation
- Treatment of Long-Term Incentive Awards:
  - Outstanding unvested stock options, PSUs and RSUs would be subject to immediate and full vesting acceleration as of the change in control.
  - PSUs granted in 2014 and 2015 will be paid based on actual performance through the change in control and based on target performance after the change in control.
- Benefits under Retirement Plans:
  - Full vesting and credit for an additional three years of age and service and compensation under all defined benefit-type retirement plans (including the SPP)
  - Full vesting acceleration under the Spillover Savings Plan
  - A payment equal to three times the amount of maximum Company annual contribution or match to any defined contribution-type plan in which the executive participates

- Continuation of Insurance Coverage: Continued coverage (or the cash equivalent thereof) for three years under the Company's term life insurance and long-term disability insurance plans, and, to the extent eligible on the date of termination, under the accidental death and dismemberment insurance and dependent life insurance plans

- Additional Perquisites: Outplacement assistance for up to one year following termination

- Tax Gross-Up Payment: Subject to certain conditions, the Company would gross-up severance payments to cover the executive's excise taxes, if any, determined in accordance with Sections 4999 and 280G of the Internal Revenue Code

Other NEOs

The Severance Plan for Textron Key Executives, in which each of the other NEOs participates, provides severance pay and severance benefits in the event of an involuntary termination or termination for "good reason" by the executive following a change of control only if the executive signs a release provided in and required by the plan document. The severance pay, payable in a lump sum, is equal to the sum of: (i) the executive's annual rate of base salary at the date of severance, and (ii) the larger of (a) the average of his or her three most recent actual awards of annual incentive compensation (whether or not deferred) and (b) his or her current target incentive compensation under the annual incentive compensation plan. In addition, medical and dental benefits would be provided by Textron to the executive and to his or her dependents, on terms which are not less favorable to them than the terms existing immediately before severance. Such severance benefits would be continued for eighteen months following severance (or, if less, until the executive or dependent obtains comparable coverage under another employer's plan or Medicare).

Under the Severance Plan for Textron Key Executives, "change of control" means the occurrence of any of the following events: (i) any person unrelated to Textron (a) becomes (other than by acquisition from Textron) the beneficial owner of more than 50% of Textron's then outstanding voting stock, (b) acquires more than 30% of Textron's then outstanding voting stock, or (c) acquires all or substantially all of the total gross fair market value of all of the assets of Textron, (ii) a merger or consolidation of Textron with any other corporation occurs, other than a merger or consolidation that would result in the voting securities of Textron outstanding immediately before the merger or consolidation continuing to represent 50% or more of the combined voting power of the voting securities of Textron or such surviving entity outstanding immediately after such merger or consolidation, or (iii) during any 12-month period, a majority of the members of the Board is replaced by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors before the date of their appointment or election.

In addition, in the event of a not for cause or good reason termination in connection with a change of control, the other NEOs would receive (i) full vesting acceleration under the SPP, SSP and TSP and (ii) full vesting of long-term incentive awards which would be payable in the same manner described above for Mr. Donnelly.

The following tables show additional or accelerated payments which would be payable to our NEOs under existing agreements, plans or other arrangements, for various scenarios triggered by a termination of employment, assuming the termination date to be December 30, 2016, and, where applicable, using the closing price of our common stock of $48.56 (as reported on the New York Stock Exchange on December 30, 2016, the last trading day of our fiscal year).

Scott C. Donnelly

	Voluntary	Disability	Death	For Cause	Not For Cause	Change in Control (1)
Annual Incentive / Severance	$0	$ 0	$ 0	$0	$ 5,539,200	$ 8,308,800
RSU settled in stock or cash (2)	0	14,073,951	14,073,951	0	0	14,524,636
Stock Options (2)	0	4,562,198	4,562,198	0	3,444,063	4,562,198
Cash settlement of PSUs (2)	0	4,381,819	4,381,819	0	4,381,819	8,827,193
Pension benefit (3)	0	4,652,885	895,518	0	7,680,220	9,392,790
Other benefits (4)	0	0	0	0	137,043	370,565
Amount Triggered due to Termination	**$0**	**$27,670,853**	**$23,913,486**	**$0**	**$21,182,345**	**$45,986,182**

Frank T. Connor

	Voluntary	Disability	Death	For Cause	Not For Cause	Change in Control (1)
Annual Incentive / Severance	$0	$ 0	$ 0	$0	$1,757,500	$1,757,500
RSU settled in stock or cash (2)	0	4,102,106	4,102,106	0	0	4,236,034
Stock Options (2)	0	1,313,961	1,313,961	0	0	1,313,961
Cash settlement of PSUs (2)	0	1,271,895	1,271,895	0	0	2,556,908
Pension benefit	0	0	0	0	0	0
Other benefits (4)	0	0	0	0	0	20,306
Amount Triggered due to Termination	**$0**	**$6,687,962**	**$6,687,962**	**$0**	**$1,757,500**	**$9,884,709**

E. Robert Lupone

	Voluntary	Disability	Death	For Cause	Not For Cause	Change in Control (1)
Annual Incentive / Severance	$0	$ 0	$ 0	$0	$1,225,000	$1,225,000
RSU settled in stock or cash (2)	0	2,387,550	2,387,550	0	0	2,460,292
Stock Options (2)	0	598,992	598,992	0	0	598,992
Cash settlement of PSUs (2)	0	582,117	582,117	0	0	1,166,700
Pension benefit	0	0	0	0	0	0
Other benefits (4)	0	0	0	0	0	112,846
Amount Triggered due to Termination	**$0**	**$3,568,659**	**$3,568,659**	**$0**	**$1,225,000**	**$5,563,830**

Cheryl H. Johnson

	Voluntary	Disability	Death	For Cause	Not For Cause	Change in Control (1)
Annual Incentive / Severance	$ 0	$ 0	$ 0	$0	$ 720,000	$ 720,000
RSU settled in stock or cash (2)	1,079,926	1,079,926	1,079,926	0	1,079,926	1,129,069
Stock Options (2)	321,343	321,343	321,343	0	321,343	321,343
Cash settlement of PSUs (2)	636,510	316,401	316,401	0	636,510	636,510
Pension benefit	0	0	0	0	0	0
Other benefits (4)	0	0	0	0	0	20,306
Amount Triggered due to Termination	**$2,037,779**	**$1,717,670**	**$1,717,670**	**$0**	**$2,757,779**	**$2,827,228**

---

(1) Amounts reported in the "Change in Control" column for RSUs, stock options and PSUs granted prior to 2014 are paid upon a Change in Control, and all other amounts in the "Change in Control" column are paid only upon a "not for cause" or "good reason" termination in connection with a Change in Control.

(2) Amounts reported for RSUs, stock options and PSUs reflect accelerated and/or prorated vesting (and/or continued vesting in the case of Ms. Johnson) triggered by termination event under each scenario, respectively. PSU amounts have been calculated assuming that the 2015-2017 PSU cycle will be paid at 82.6% of target and the 2016-2018 PSU cycle will be paid at 80.1% of target. These figures are based on actual Company performance against goals for 2015 and 2016, and target Company performance against goals for 2017 and 2018. In addition, the figures assume median total shareholder return performance over the 3-year PSU cycle.

(3) Potential pension benefits have been calculated assuming a discount rate of 4.25%.

(4) Includes (i) for Mr. Donnelly, under the "Not for Cause" scenario, $11,793 in continuation of insurance coverage and $125,250 in additional benefits under retirement plans, and, under the "Change in Control" scenario, $17,690 in continuation of insurance coverage, $187,875 in additional benefits under retirement plans and outplacement assistance valued at $165,000, (ii) for each of the other NEOs, continuation of health benefits valued at $20,306 and (iii) for Mr. Lupone, $92,540 in accelerated vesting of Company contributions to the SSP and TSP.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information, as of the end of Textron's 2016 fiscal year, for all Textron compensation plans previously approved by shareholders. There are no compensation plans not previously approved by shareholders.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders	10,064,964 (1)	$33.61 (2)	15,297,135 (3)
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	10,064,964	$33.61	15,297,135

(1) Includes 796,998 unvested shares that may be issued under previously granted RSUs.
(2) This value reflects the weighted average exercise price of outstanding stock options only.
(3) Consists of shares remaining available for issuance under the Textron Inc. 2015 Long-Term Incentive Plan that may be issued pursuant to stock options, stock appreciation rights, performance stock, restricted stock, RSUs and other awards, provided that no more than 4,049,093 shares may be issued pursuant to awards other than stock options and stock appreciation rights.

EVALUATION OF RISK IN COMPENSATION PLANS

In addition to the Company's incentive compensation arrangements applicable to senior executives throughout the enterprise, the Company's business units maintain incentive compensation plans and programs in which business unit employees below the senior executive level participate (such as sales incentive plans and incentive programs linked to safety and customer service, etc.). Textron's management reviews these business unit incentive compensation plans and programs as they relate to risk management practices and risk-taking incentives.

TRANSACTIONS WITH RELATED PERSONS

Except as described below, since the beginning of Textron's 2016 fiscal year, there have been no transactions and there are no currently proposed transactions, in which Textron was or is to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest.

Both Mr. Donnelly and Mr. Connor are licensed pilots who each own a Citation business jet which they use for both personal and business purposes. Each executive holds their aircraft through a limited liability company ("LLC") which has entered into an Amended and Restated Hangar License and Services Agreement with the Company related to the sublease by the respective LLCs of a portion of the Company's leased hangar space and the provision of other services.

These Amended and Restated Hangar License and Services Agreements each provide that the Company will provide certain aircraft maintenance and other services, including pilot services, for the executives' personal aircraft. Each of Mr. Donnelly and Mr. Connor pays $1,500 per month rent for the hangar space used by his aircraft. Effective in August 2016, the Company entered into a new lease for its hangar space at an increased cost as a result of changes in market conditions. The Company has paid the increase in cost for 2016 under the new lease related to the space used by the executives' aircraft because the executives use their aircraft for business purposes and the convenience of housing the aircraft at the Company's hangar is beneficial to the Company. Fees for maintenance, pilot services and all other services are set at market rates, and the executives' LLCs fully reimburse the Company at such market rates. Pursuant to the Hangar Agreements, the Company permits the executives' LLCs to purchase fuel from the Company's bulk fuel storage facility at the discounted bulk rate paid by the Company, and the Company's Aviation Department facilitates the executives' personal flights and performs various administrative duties in connection with these aircraft. Both Amended and Restated Hangar License and Services Agreements have been approved by the Nominating and Corporate Governance Committee. During our 2016 fiscal year, Mr. Connor's LLC and Mr. Donnelly's LLC paid total costs to Textron under these agreements of $95,917 and $51,303, respectively. Also, Mr. Donnelly's LLC and Mr. Connor's LLC each engaged Textron Aviation's service centers to perform certain maintenance work on their aircraft for which they paid an arms' length price of $34,846 and $4,293, respectively.

In addition, the Nominating and Corporate Governance Committee has approved Mr. Donnelly's and Mr. Connor's use of their personal aircraft for business travel and has adopted a revised policy which sets forth regulatory, safety, insurance and other requirements applicable to use of personal aircraft by these executives for business purposes. The policy provides for reimbursement of only direct operating expenses to the executives, subject to a cap of $150,000 annually. During our 2016 fiscal year, direct operating expenses for business flights on the executives' personal aircraft totaled $37,872 for Mr. Donnelly and $5,353 for Mr. Connor.

Under Textron's Corporate Governance Guidelines and Policies, all related party transactions are subject to approval or ratification by the Nominating and Corporate Governance Committee. Related party transactions, referred to as "Interested Transactions with Related Parties" under the Guidelines, are generally defined as any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) where the Company is a participant, in which the aggregate amount involved since the beginning of the Company's last fiscal year exceeds or is expected to exceed $100,000 and an executive officer, director, nominee or greater than 5% beneficial holder or immediate family member of any of the foregoing has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). In determining whether to approve or ratify such a transaction, the committee takes into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction.

APPROVAL OF THE TEXTRON INC. SHORT-TERM INCENTIVE PLAN

On February 22, 2017, the Board of Directors adopted, subject to shareholder approval, The Textron Inc. Short-Term Incentive Plan (the "Short-Term Plan") as part of a continuing program to attract, retain and motivate key employees. The Short-Term Plan replaces the Company's existing short-term incentive plan which expires by its terms on April 30, 2017. The principal features of the Short-Term Plan, which are substantially similar to those of the existing short-term plan, are described below.

The Short-Term Plan would permit the awarding of cash bonuses to employees based on the achievement of pre-established performance goals. The purpose of the Short-Term Plan is to motivate certain employees of Textron and its subsidiaries to attain and maintain the highest standards of performance. The Short-Term Plan also allows for Textron to be competitive in the marketplace to attract and retain talented employees. The Short-Term Plan contains terms and conditions designed to allow the Organization and Compensation Committee (the "O&C Committee") to grant cash awards to executive officers under the Short-Term Plan that can satisfy the requirements for performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

In general, under Section 162(m) of the Code, in order for the Company to be able to deduct compensation in excess of $1 million paid in any one year to the Company's chief executive officer or any of the Company's three other most highly compensated executive officers (other than the Company's chief financial officer), such compensation must qualify as "performance-based." One of the requirements of "performance-based" compensation for purposes of Section 162(m) of the Code is that the material terms of the performance goal(s) under which compensation may be paid be disclosed to and approved by the Company's shareholders. For purposes of Section 162(m) of the Code, the material terms include (i) the employees eligible to receive compensation, (ii) a description of the business criteria on which the performance goal is based and (iii) the maximum amount of compensation that can be paid to an employee under the performance goal. Each of these aspects is discussed below, and shareholder approval of the Short-Term Plan is intended to constitute approval of each of these aspects of the Short-Term Plan for purposes of Section 162(m) of the Code. Although shareholder approval is one of the requirements for exemption under Section 162(m) of the Code, even with shareholder approval there can be no guarantee that compensation will be treated as exempt "performance-based" compensation under Section 162(m) of the Code. Furthermore, the O&C Committee will continue to have the authority to provide compensation, including annual cash incentive or bonus payments that are not awarded under the terms of the Short-Term Plan, that is not exempt from the limits on deductibility under Section 162(m) of the Code.

The O&C Committee will administer the Short-Term Plan, and the O&C Committee may delegate its responsibilities under the Plan to the extent consistent with its charter and, where applicable, the requirements of Section 162(m) of the Code. The O&C Committee or its designee will have the responsibility to annually select the participants in the Short-Term Plan, establish an award opportunity for each participant with respect to each performance period, and establish the performance goals applicable for such performance period, in addition to other responsibilities. The maximum amount payable to any participant for any plan year is $6,000,000.

With respect to executive officers, no later than 90 days after the commencement of each plan year (or, a number of days equal to 25% of a performance period, if less than twelve months), the O&C Committee will establish objective written performance goals for each executive officer. Performance goals will consist of specified levels of one or more of the following performance criteria: operating cash flows from continuing operations, operating working capital, free cash flow, cash efficiency, revenues, segment profit, corporate expenses, special charges, gain (loss) on sale of business, income from continuing operations, net income, EBITDA—earnings before interest, taxes, depreciation and amortization, EBIT—earnings before interest and taxes, EPS—earnings per share, as adjusted EPS, ROA—return on assets, ROS—return on sales, ROE—return on equity, ROIC—return on invested capital, WACC—weighted average cost of capital, total shareholder return, stock price appreciation, growth in managed assets, organic growth, cost performance, net cost reductions, inventory turns, selling and administrative expense as a percentage of sales, days sales outstanding, ratio of income to fixed charges, segment profit margins, total profit margin, EVA—economic value added, intrinsic value, effective income tax rate and workforce diversity. Similar goals may be used by the O&C Committee or its designee with respect to employees who are not executive officers.

Following the end of each plan year or other performance period, the O&C Committee will certify the extent to which performance goals have been achieved and compute the final amounts to be paid to each participant. With respect to any award intended to qualify as performance-based compensation under Section 162(m) of the Code, the O&C Committee is only authorized to exercise negative discretion to eliminate or decrease the amount of the final award, and retains no right to increase any amount otherwise determined under the provisions of the Short-Term Plan. Final awards are to be paid in a cash lump sum to each participant no later than March 15 of the succeeding plan year. In the event of the termination of a participant's employment for any reason prior to the end of the calendar year to which the applicable performance period relates, the participant will forfeit any right to payment of an award for such performance period, although the O&C Committee reserves the right in such circumstances to pay a pro rata bonus in its discretion.

While the Company intends that payments made under the Short-Term Plan will be fully deductible when paid, there are numerous requirements that must be met in order to qualify for the Code Section 162(m) performance-based exception, and there is no guarantee that amounts will in fact be deductible.

Because the O&C Committee exercises discretion in determining the amounts that may become payable to each individual who may be designated to participate in the Short-Term Plan, the amount of any future benefits that may be allocated to any one individual or group of individuals under the Short-Term Plan is not presently determinable.

The above summary is intended to serve as an overview of some of the principal features of the Short-Term Plan. Please refer to the copy of the Plan attached hereto as Appendix A.

The Board of Directors recommends a vote "FOR" approval of the adoption of the Textron Inc. Short-Term Incentive Plan (Item 2 on the proxy card).

ADVISORY VOTE TO APPROVE TEXTRON'S EXECUTIVE COMPENSATION

The Board has adopted a policy providing for an annual "say-on-pay" advisory vote. In accordance with this policy and Section 14A of the Securities Exchange Act of 1934, as amended, enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), and as a matter of good corporate governance, we are providing our shareholders with an advisory (non-binding) vote to approve the compensation of our named executive officers as disclosed in this proxy statement. This vote is advisory only, and it is not binding on Textron or on our Board of Directors. Although the vote is non-binding, the Organization and Compensation Committee (the "Committee") and the Board will carefully consider the outcome of the vote when making future compensation decisions.

Textron's compensation philosophy is to establish target total pay with reference to a talent peer group and to tie a substantial portion of our executives' compensation to performance against objective business goals and stock price performance. This approach helps us to recruit and retain talented executives, incentivizes our executives to achieve desired business goals and aligns their interests with the interests of our shareholders. For a full discussion of our executive compensation programs and 2016 compensation decisions made by the Committee, see "Compensation Discussion and Analysis" beginning on page 20.

Textron's Board of Directors believes that the Company's executive compensation program is working to align management's interests with those of our shareholders to support long-term value creation. Accordingly, Textron shareholders are being asked to vote "FOR" the following advisory resolution at the annual meeting:

"RESOLVED, that the shareholders approve, on an advisory basis, the Company's compensation of its named executive officers, as disclosed in the Proxy Statement for the 2017 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis and the compensation tables regarding named executive officer compensation, together with the accompanying narrative disclosure."

Unless the Board modifies its policy on the frequency of future say-on-pay advisory votes, the next say-on-pay advisory vote will be held at the 2018 Annual Meeting of Shareholders.

The Board of Directors recommends a vote "FOR" the resolution approving the Company's executive compensation (Item 3 on the proxy card).

ADVISORY VOTE ON FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

Under Section 14A of the Securities Exchange Act of 1934, as amended, enacted as part of the Dodd-Frank Act, Textron's shareholders are entitled to vote every six years regarding whether the shareholder advisory vote on executive compensation (as described above) should occur every one, two or three years. Pursuant to Section 14A, the vote on the frequency of the "say-on-pay" vote is advisory only, and it is not binding on Textron or on our Board of Directors. Although the vote is non-binding, the Organization and Compensation Committee and the Board will carefully consider the outcome of the vote when determining the frequency of future "say-on-pay" shareholder advisory votes.

In 2011, our Board adopted a policy providing for an annual "say-on-pay" advisory vote for Textron's shareholders, and the Board continues to believe that an advisory vote on executive compensation that occurs every year is most appropriate for Textron. The Board believes that an annual advisory vote on executive compensation allows Textron's shareholders to provide us with their direct input on our compensation philosophy, policies and practices as disclosed in the proxy statement each year. The Board recommends that you vote for a one-year interval for the advisory vote on executive compensation.

Although the Board recommends a "say-on-pay" vote every year, shareholders are not voting to approve or disapprove of the Board's recommendation. Shareholders will be able to specify one of four choices for this proposal on the proxy card: one year, two years, three years or abstain.

The Board of Directors recommends a vote of "ONE YEAR" on the resolution on frequency of advisory vote on executive compensation (Item 4 on the proxy card).

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit Textron's financial statements. The Audit Committee has appointed Ernst & Young LLP to serve as the Company's independent registered public accounting firm for 2017. Ernst & Young LLP or its predecessors have served as the independent registered public accounting firm for the Company for over twenty years. In addition to ensuring the regular rotation of the lead audit partner as required by law, the Audit Committee is involved in the selection of, and reviews and evaluates, the lead audit partner.

The Audit Committee and the Board believe that the appointment of the firm of Ernst & Young LLP to audit Textron's consolidated financial statements for 2017 is in the best interests of the Company and its shareholders and propose and recommend that the shareholders ratify the Audit Committee's appointment of Ernst & Young LLP as independent registered public accounting firm for 2017.

Although ratification is not required by our By-Laws or otherwise, the Audit Committee is submitting the selection of Ernst & Young LLP to shareholders as a matter of good corporate governance. If shareholders do not ratify the appointment, the Audit Committee will reconsider its selection. A representative or representatives of Ernst & Young LLP will be present at the annual meeting and will have the opportunity to make a statement and be available to respond to appropriate questions.

FEES TO INDEPENDENT AUDITORS

The following table presents fees billed for professional services rendered by Ernst & Young LLP for the audit of Textron's annual financial statements, the reviews of the financial statements in Textron's Forms 10-Q, and other services in connection with statutory and regulatory filings and engagements for 2015 and 2016 and fees billed for audit-related services, tax services and all other services rendered by Ernst & Young LLP in 2015 and 2016.

	2015	2016
	($ in thousands)	
Audit Fees	$8,788	$8,844
Audit-Related Fees (1)	728	713
Tax Fees (2)	236	112
All Other Fees	0	0
Total Fees	$9,752	$9,669

(1) Audit-related fees include fees for employee benefit plan audits, attest services not required by statute or regulation, and consultations concerning financial accounting and reporting matters not classified as audit.
(2) Tax fees include fees for tax services relating to consultations and compliance.

Under the Audit and Non-Audit Services Pre-Approval Policy adopted by the Audit Committee, all audit and non-audit services to be performed by the independent auditor for Textron require pre-approval by the Audit Committee. The Audit Committee may delegate pre-approval authority to one or more of its members. Any pre-approvals pursuant to delegated authority shall be reported to the Audit Committee at its next scheduled meeting. The Audit Committee cannot delegate pre-approval authority to management.

All audit-related services, tax services and other services for 2016 were pre-approved by the Audit Committee, which determined that such services would not impair the independence of the auditor and are consistent with the Securities and Exchange Commission's rules on auditor independence.

The Board of Directors recommends a vote "FOR" ratification of the appointment by the Audit Committee of Ernst & Young LLP (Item 5 on the proxy card).

SHAREHOLDER PROPOSAL REGARDING ANNUAL REPORT ON LOBBYING ACTIVITIES

The Comptroller of the State of New York, 59 Maiden Lane, 30th Floor, New York, NY 10038, as trustee of The New York State Common Retirement Fund, a beneficial owner of 648,469 shares of our common stock, has given notice of the intention to offer the following proposal for consideration by our shareholders at the Annual Meeting. If properly presented at the Annual Meeting, the Board unanimously recommends a vote "AGAINST" the following shareholder proposal. The shareholder proposal and supporting statement appear as received by us. Following the shareholder proposal is our response.

Whereas, we believe in full disclosure of our company's direct and indirect lobbying activities and expenditures to assess whether Textron's lobbying is consistent with Textron's expressed goals and in the best interests of shareholders.

Resolved, the shareholders of Textron Inc. ("Textron") request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Textron used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Textron's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which GE [sic] is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Textron's website.

SUPPORTING STATEMENT

As shareholders, we encourage transparency and accountability in our company's use of corporate funds to influence legislation and regulation. Textron spent $8.41 million in 2014 and 2015 on direct federal lobbying activities (opensecrets.org). These figures do not include lobbying expenditures to influence legislation in states, where Textron also lobbies but disclosure is uneven or absent. For example, Textron had six contracts with lobbyists worth a total of from $210,000 to $425,000 (Texas Ethics Commission) in Texas for 2014 and 2015, and Textron's lobbying over drones has attracted media scrutiny ("Game of Drones: The Pentagon Makes an Earth-Shattering Announcement," *The Motley Fool,* November 14, 2015).

Textron is a member of the Business Roundtable and National Association of Manufacturers, which together spent over $63 million lobbying in 2014 and 2015. Textron does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying. Absent a system of accountability, company assets could be used for objectives contrary to Textron's long-term interests.

And Textron does not disclose its membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as its subsidiary Bell Helicopter's sponsorship of the American Legislative Exchange Council (ALEC). At least 100 companies have publicly left ALEC, including 3M, Emerson Electric, Express Scripts, General Electric, Northrop Grumman and Merck.

OUR RESPONSE TO THE SHAREHOLDER PROPOSAL

The Board of Directors recommends a vote "AGAINST" this shareholder proposal.

The Board believes that the proposal is contrary to the best interests of Textron and its shareholders. For the reasons discussed below, the Board recommends that shareholders vote "AGAINST" the proposal.

Through the Lobbying Disclosure Act at the federal level and similar state laws, the lobbying activities of companies, including Textron, are already disclosed to the public on an ongoing basis. Textron files quarterly reports pursuant to the Lobbying Disclosure Act with the Clerk of the U.S. House of Representatives and the Secretary of the U.S. Senate. These reports disclose the total amounts expended during each calendar quarter related to lobbying, including payments to trade associations that are used for lobbying, along with disclosure of the particular pieces of legislation and issues on which activity took place, as well as the individuals who lobbied on behalf of the Company.

Under the Lobbying Disclosure Act, companies are permitted to use the definition of lobbying contained in Section 162(e) of the Internal Revenue Code, rather than the Lobbying Disclosure Act definition. The tax code definition of lobbying is broader than the Lobby Disclosure Act definition with respect to the types of activities reported. Therefore, because Textron elects to use the tax code definition, its reported quarterly lobbying amount already includes payments made for state lobbying activities as well as grassroots lobbying efforts. Moreover, individuals who lobby on behalf of Textron's business units also make state filings as required by state law; for example, our Bell Helicopter business has three employees whose responsibilities include lobbying activities, and these individuals have registered as lobbyists for Bell as required by the Texas Ethics Commission. These filings are also publicly available.

The Board believes that it is in Textron's best interest to belong to trade associations and industry groups where we benefit from the general business, technical and industry standard-setting expertise these organizations provide. The associations and industry groups to which Textron belongs perform many valuable functions, and certain of these organizations may conduct lobbying activities, however, lobbying is only an element of their role, not their primary focus. While a portion of the dues that Textron and other members pay to such associations and groups may be used for lobbying, Textron does not direct how these funds are used and their views may not always reflect Textron's views. Accordingly, the Board believes that additional disclosures regarding specific payments made to these trade associations and industry groups would not necessarily present an accurate picture of Textron's positions on certain public policy issues. In addition, the reporting sought by the proposal could reveal to our competitors—for reasons wholly unrelated to political advocacy—sensitive aspects of our corporate strategy.

In addition, the Board is confident that Textron's lobbying activities are consistent with the Company's goals and in the best interest of our shareholders. Textron enterprise policy requires that the engagement of lobbyists to be used in connection with doing business with the U.S. Government, including foreign military sales, requires prior approval of, and oversight by, the Senior Vice President of our Washington Operations, and these activities are conducted in close coordination with the Company's own government relations personnel. Trade association activities are also supervised by our Washington Operations government relations team or by management of individual Textron businesses, as appropriate, and senior management of the Company and/or its business units reviews significant trade association memberships periodically to assess the efficacy of each association and the Company's return on investment to determine if continued membership is appropriate.

The Board does not believe that the additional detailed disclosure contemplated by this proposal would be beneficial to the Company or our shareholders. Adoption of this proposal would result in additional administrative burdens and cause us to expend resources in creating additional reports disclosing lobbying expenditures, duplicating many that are already publicly available.

Accordingly, the Board of Directors recommends a vote "AGAINST" this proposal (Item 6 on the proxy card).

OTHER MATTERS TO COME BEFORE THE MEETING

The Board of Directors does not know of any matters which will be brought before the meeting other than those specifically set forth in the notice thereof. If any other matter properly comes before the meeting, it is intended that the persons named in and acting under the enclosed form of proxy or their substitutes will vote thereon in accordance with their best judgment.

SHAREHOLDER PROPOSALS AND OTHER MATTERS FOR 2018 ANNUAL MEETING

Shareholder proposals to be considered for inclusion in the proxy statement and form of proxy relating to the 2018 annual meeting of shareholders under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, must be received by Textron, at 40 Westminster Street, Providence, Rhode Island 02903, Attention: Executive Vice President, General Counsel and Secretary, on or before November 6, 2017.

The Board recently implemented proxy access, which allows a shareholder or group of up to 20 shareholders owning in the aggregate 3% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director nominees constituting up to 20% of the number of directors in office or two nominees, whichever is greater, provided the shareholder(s) and nominee(s) satisfy the requirements in Textron's Amended and Restated By-Laws. If a shareholder or group of shareholders wishes to nominate one or more director candidates to be included in the Company's proxy statement for the 2018 annual meeting, we must receive proper written notice of the nomination not less than 120 or more than 150 days before the anniversary date that the definitive proxy statement was first released to shareholders in connection with the immediately preceding annual meeting, or between the close of business on October 6, 2017 and the close of business on November 6, 2017 for the 2018 annual meeting, and the nomination must otherwise comply with our By-Laws. If the annual meeting is called for a date that is more than 30 days before or after the anniversary date, then the notice must be received no later than the close of business on the 120th day prior to such meeting and no earlier than the close of business on the 150th day prior to such meeting or 10 days after public disclosure of the meeting is first made, whichever occurs later.

If shareholders instead wish to bring other business before a shareholder meeting, timely notice must be received by Textron in advance of the meeting. Under Textron's By-Laws, such notice must be received not less than 90 nor more than 150 days before the anniversary date of the immediately preceding annual meeting of shareholders or, between November 27, 2017 and the close of business on January 26, 2018, for the 2018 annual meeting (but if the annual meeting is called for a date that is more than 30 days before or more than 60 days after the anniversary date, then the notice must be received no later than the close of business on the 90th day before the date of the annual meeting or 10 days after public disclosure of the meeting is first made, whichever occurs later). The notice must include the information required by our By-Laws. These requirements are separate from the requirements a shareholder must meet to have a proposal included in Textron's proxy statement under Rule 14a-8. These time limits also apply to nominations submitted by shareholders under our By-Laws and in determining whether notice is timely for purposes of rules adopted by the Securities and Exchange Commission relating to the exercise of discretionary voting authority by Textron.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING AN ADDRESS

The broker, bank or other nominee for any shareholder who is a beneficial owner, but not the record holder, of the Company's shares may deliver only one copy of the Company's proxy statement and annual report, or a Notice of Internet Availability (a "Notice"), as applicable, to multiple shareholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the shareholders. The Company will deliver promptly, upon written or oral request, a separate copy of the proxy statement and annual report or a Notice, as applicable, to a shareholder at a shared address to which a single copy was delivered. A shareholder who wishes to receive a separate copy of the proxy statement and annual report or a Notice, now or in the future, should submit their request to the Company by telephone at (401) 457-2353 or by submitting a written request to the Secretary at Textron Inc., 40 Westminster Street, Providence, Rhode Island 02903. Beneficial owners sharing an address who are receiving multiple copies of these materials and wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future.

By order of the Board of Directors,



E. Robert Lupone
Executive Vice President, General Counsel and Secretary

March 6, 2017

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON,
PLEASE VOTE YOUR PROXY VIA INTERNET OR TELEPHONE OR, IF YOU RECEIVED PRINTED PROXY MATERIALS,
FILL IN, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENVELOPE PROVIDED.

APPENDIX A:
TEXTRON INC. SHORT-TERM INCENTIVE PLAN

SECTION 1. ESTABLISHMENT AND PURPOSE

1.1   Establishment of the Plan.   Textron Inc., a Delaware company, hereby establishes a short-term incentive compensation plan to be known as the Textron Inc. Short-Term Incentive Plan. The Plan permits the awarding of cash bonuses to Employees, based on the achievement of performance goals that are pre-established by the Board of Directors of the Company or by the Committee.

The Plan, as adopted by the Board on February 22, 2017, is effective as of January 1, 2017, subject to approval by the shareholders of the Company at the 2017 annual meeting of shareholders.

1.2   Purpose.   The purposes of the Plan are to (i) provide greater motivation for certain employees of the Company and its Subsidiaries to attain and maintain the highest standards of performance, (ii) attract and retain employees of outstanding competence, and (iii) direct the energies of employees towards the achievement of specific business goals established for the Company and its Subsidiaries.

The purposes of the Plan shall be carried out by the payment to Participants of short-term incentive cash awards, subject to the terms and conditions of the Plan.

SECTION 2. DEFINITIONS

As used in the Plan, the following terms shall have the meanings set forth below (unless otherwise expressly provided).

"Award Opportunity" means an incentive award that a Participant may earn under the Plan for a Performance Period, subject to achieving performance goals established by the Committee pursuant to Section 5.1. For an individual, the Award Opportunity is typically expressed as a minimum and maximum percentage of the individual's Target Incentive Award that defines a range within which the actual incentive award will fall.

"Base Salary" means, for a Participant, the Participant's regular annualized base salary for the calendar year with respect to which the Performance Period relates, as determined by the Company, before reductions for (i) deferred compensation that is elected by the Participant (whether under a tax-qualified plan or a non-qualified arrangement) and (ii) other benefit elections (*e.g.,* employee contributions for health and other insurance benefits). Base Salary shall not include compensation in excess of the base salary determined by the Company, such as awards under this Plan; bonuses and other incentives; equity awards; contributions or credits by the Company or a Subsidiary to any employee benefit plan; overtime; relocation allowances; severance payments; and other awards. For Executive Officers, Base Salary with respect to an Award Opportunity shall be determined on or prior to the date the applicable performance goals are established in accordance with Section 9.2.

"Board" means the Board of Directors of the Company.

"Code" means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

"Committee" means the Organization and Compensation Committee of the Board, provided that the Committee shall consist of three or more individuals, appointed by the Board to administer the Plan, pursuant to Section 3, who are "outside directors" to the extent required by and within the meaning of Section 162(m) of the Code.

"Company" means Textron Inc., a Delaware corporation, and any successor of Textron Inc.

"Employee" means an employee of the Company or a Subsidiary.

"Executive Officer" means a "covered employee" within the meaning of Section 162(m)(3) of the Code or any other executive designated by the Committee for purposes of exempting compensation payable under the Plan from the deduction limitations of Section 162(m) of the Code.

"Final Award" means the actual award earned by a Participant for a Performance Period, as determined by the Committee following the end of such Performance Period.

"Participant" means an Employee who is participating in the Plan pursuant to Section 4.

"Performance Period" means a time period over which performance goals for an Award Opportunity are measured. The Performance Period shall be the Company's fiscal year unless the Committee designates a different period.

"Plan" means this Textron Inc. Short-Term Incentive Plan, as in effect and amended from time to time.

"Subsidiary" means (i) a corporation or other entity with respect to which the Company, directly or indirectly, has the power, whether through the ownership of voting securities, by contract or otherwise, to elect at least a majority of the members of such corporation's board of directors or analogous governing body, or (ii) any other corporation or other entity in which the Company, directly or indirectly, has an equity or similar interest of 50% or more and which the Committee designates as a Subsidiary for purposes of the Plan.

"Target Incentive Award" means the target award to be paid to a Participant when target performance goals are achieved, as established by the Committee. For an individual, the Target Incentive Award is typically expressed as a percentage of the individual's Base Salary.

SECTION 3. ADMINISTRATION

The Plan shall be administered by the Committee. Subject to the limitations set forth in the Plan and the Committee's authority to delegate responsibility, the Committee shall: (i) select from the Employees of the Company and its Subsidiaries, those who shall participate in the Plan, (ii) establish Award Opportunities in such forms and amounts as it shall determine, (iii) establish performance goals with respect to Award Opportunities, (iv) impose such limitations, restrictions, and conditions upon such Award Opportunities as it shall deem appropriate, (v) make final payout determinations with respect to Award Opportunities, (vi) interpret the Plan and adopt, amend, and rescind administrative guidelines and other rules and regulations relating to the Plan, (vii) make any and all factual and legal determinations in connection with the administration and interpretation of the Plan, (viii) correct any defect or omission or reconcile any inconsistency in this Plan or in any Award Opportunity granted hereunder, and (ix) make all other necessary determinations and take all other actions necessary or advisable for the implementation and administration of the Plan. The Committee's determinations on matters within its authority shall be conclusive and binding upon all parties.

Except with respect to the matters that under Section 162(m) of the Code and Treasury Regulation Section 1.162-27(e) are required to be determined or established by the Committee to qualify awards to Executive Officers under the Plan as qualified performance-based compensation, the Committee shall have the power to delegate to any officer or employee of the Company the authority to administer and interpret the procedural aspects of the Plan, subject to the Plan's terms, including adopting and enforcing rules to decide procedural and administrative issues. For the avoidance of doubt, the scope of any such delegation may include the authority to (i) select from the Employees of the Company and its Subsidiaries those who shall participate in the Plan, (ii) establish Award Opportunities in such forms and amounts as it shall determine, (iii) establish performance goals with respect to Award Opportunities, (iv) impose such limitations, restrictions, and conditions upon such Award Opportunities as it shall deem appropriate and (v) make final payout determinations with respect to Award Opportunities; provided that no officer or employee of the Company shall have any authority with respect to an award payable to him or her. All delegations of authority previously made with respect to the Textron Inc. Short-Term Incentive Plan adopted in 2007 shall also apply with respect to this Plan. To the extent of any such delegation, references to the "Committee" herein shall be deemed to refer to the relevant delegate.

Subject to applicable laws, rules and regulations: (i) no member of the Committee (or its delegates) shall be liable for any good faith action or determination made in connection with the operation, administration or interpretation of the Plan and (ii) the members of the Committee (and its delegates) shall be entitled to indemnification and reimbursement in the manner provided in the Company's Restated Certificate of Incorporation as it may be amended from time to time. In the performance of its responsibilities with respect to the Plan, the Committee shall be entitled to rely upon information and/or advice furnished by the Company's officers or employees, the Company's accountants, the Company's counsel and any other party the Committee deems necessary, and no member of the Committee shall be liable for any action taken or not taken in reliance upon any such information and/or advice.

SECTION 4. ELIGIBILITY AND PARTICIPATION

4.1   Eligibility.   An Employee shall be eligible to participate in the Plan for a Performance Period if included in the Plan by the Committee, subject to the limitations of Section 7 herein.

4.2   Participation.   Participation in the Plan shall be determined annually by the Committee based upon the criteria set forth in the Plan. Participation in the Plan for a Performance Period shall be limited to those Employees ("Participants") who are selected by the Committee.

4.3   Right to Reduce or End Eligibility.   The Committee may elect to reduce the Award Opportunity (as described in Section 5.2 herein) or end it altogether for any single Participant or group of Participants at any time.

SECTION 5. AWARD DETERMINATION

5.1 Performance Goals.   Prior to the beginning of each Performance Period, or as soon as practicable thereafter, the Committee shall approve or establish in writing the performance goals for that Performance Period. Performance goals may include financial and/or non-financial goals.

Performance goals and their relative weight may vary by job. After the performance goals are established, the Committee will align the achievement of the performance goals with the Award Opportunities (as described in Section 5.2 herein), such that the level of achievement at the end of the Performance Period as compared to the pre-established performance goals set at the beginning of the Performance Period will determine the amount of the Final Award. The Committee also shall have the authority to exercise subjective discretion in the determination of Final Awards to reduce or increase a calculated award based on the Committee's qualitative assessment of performance, subject to the requirements of Section 9 (Executive Officers).

5.2 Award Opportunities.   Each Participant who is eligible for a Performance Period shall have an Award Opportunity for such period. In the event a Participant changes jobs during a calendar year with respect to which a Performance Period relates, the Participant's Award Opportunity shall be subject to adjustment as follows, unless otherwise determined by the Committee:

    (i) If the Participant changes jobs or job levels, (a) the Participant's Target Incentive Award (and resulting Award Opportunity) may be adjusted to reflect the amount of time at each job or job level during the applicable calendar year, and (b) the Participant's goals may change as of the effective date of the job change to reflect different performance goals, if applicable. If the Participant's job change results in a higher Target Incentive Award, then the Participant shall be eligible to receive a Final Award on a full-year basis with respect to the higher Target Incentive Award; if the job change results in a lower Target Incentive Award, the Final Award shall be based on the Target Incentive Award for each job, prorated for the proportion of time during the applicable calendar year in each job. In addition, in the event that the job change is to another business (within the Company and its Subsidiaries), the achievement percentage used to calculate the Participant's Final Award (*i.e.,* the percentage of target) shall be whichever achievement percentage (for the first business or the second business) is higher. For the avoidance of doubt, this "higher-of" practice shall not apply if the transfer occurs after the end of the calendar year with respect to which the Performance Period relates.

    (ii) Notwithstanding the foregoing, in the case of an Award Opportunity that the Committee has designated as "performance-based compensation" for purposes of Section 162(m) or Section 409A of the Code, an adjustment under this Section 5.2 shall be permitted only to the extent that such adjustment would not cause the Award Opportunity to fail to qualify as "performance-based compensation" for purposes of Section 162(m) or Section 409A, as applicable.

If an Award Opportunity does not relate to a calendar year, the Committee may make adjustments with respect to the applicable time period in a manner consistent with subsections (i) and (ii) above.

5.3 Permitted Changes to Performance Criteria; Automatic Adjustments When Setting Performance Goals.   Except as provided below, in connection with establishing Award Opportunities, the Committee shall have sole discretion to provide for objectively determinable adjustments to the performance goals and the Award Opportunities (either up or down) during a Performance Period, without obtaining shareholder approval, if it determines that the occurrence of external changes or other unanticipated business conditions have materially affected the fairness of the goals and have unduly influenced the Company's ability to meet them. These adjustments may include, but are not limited to, those related to (i) charges, costs, benefits, gains or income associated with reorganizations or restructurings of the Company and/or a Subsidiary, discontinued operations, goodwill, other intangible assets, long-lived assets (non-cash), material acquisitions or divestitures (including associated transaction costs), litigation or the resolution of litigation (e.g., attorneys' fees, settlements or judgments) or the resolution of tax audits or currency or commodity fluctuations, or gains and losses that are treated as "unusual or infrequently occurring items" (or any analogous or successor concept) under U.S. Generally Accepted Accounting Principles ("GAAP"); and (ii) the effects of changes in applicable laws or regulations. In addition, performance goals and Award Opportunities will be calculated without regard to any changes in accounting standards that may be required by GAAP after such performance goals or Award Opportunities are established. Further, in the event that a Performance Period originally scheduled as a twelve-month fiscal year period is subsequently reduced to a fiscal year period of less than twelve months, the Committee shall have the right to adjust the performance goals and the Award Opportunities accordingly, at its sole discretion. In the case of an Award Opportunity that the Committee has designated as "performance-based compensation" for purposes of Section 162(m) or Section 409A of the Code, the Committee shall have the right to adjust the performance goals or Award Opportunity as described in this Section 5.3 only to the extent permitted in Section 5.2(ii).

5.4   Final Award Determinations.   Following the end of each Performance Period, Final Awards shall be computed for each Participant as determined by the Committee. Each Final Award shall be based upon the (i) Participant's Target Incentive Award and (ii) percent satisfaction of performance goals (as set by the Committee). Final Award amounts may vary above or below the Target Incentive Award, based on the level of achievement of the pre-established performance goals and the Committee's exercise of discretion permitted by the Plan.

5.5   Limitations.   The amount payable to a Participant for any fiscal year of the Company shall not exceed U.S. $6,000,000.

5.6   Award Opportunities under Section 409A.   The Committee may, in its discretion, establish Award Opportunities that will qualify as "performance-based compensation" under Section 409A of the Code. An Award Opportunity intended to qualify as "performance-based compensation" under Section 409A of the Code shall meet the following requirements:

(i)   For any Participant who is eligible to participate in the Plan on the first day of the Performance Period, the Performance Period shall include at least 12 consecutive months;

(ii)   Performance goals shall be established no later than 90 days after the beginning of the Performance Period, and at a time when it is not substantially certain that the performance goals will be met. Performance goals may not be adjusted after the first 90 days of the Performance Period, except that, to the extent permitted by the Section 409A rules for performance-based compensation, the Committee makes adjustments it deems necessary to reflect corporate events, such as recapitalizations or mergers, that would otherwise affect the performance goals; and

(iii)   No Final Award shall be paid unless the pre-established performance goals are satisfied.

SECTION 6. PAYMENT OF FINAL AWARDS

6.1   Form and Timing of Payment.   Final Award payments shall be payable to the Participant, or to his or her estate in the case of death, in a single lump-sum cash payment, after the Committee has determined the Final Award (as described in Section 5.4, above) and certified in writing the extent to which the specified performance goals were achieved, but in no event later than March 15th of the year following the calendar year in which the applicable Performance Period ends. For the avoidance of doubt, if the Performance Period is a calendar year, payment shall be made during the following calendar year, and, if the Performance Period is the Company's fiscal year, payment shall be made during the calendar year immediately following the calendar year to which the applicable Performance Period relates.

6.2   Unsecured Interest.   No Participant or any other party claiming an interest in amounts earned under the Plan shall have any interest whatsoever in any specific asset of the Company or of any Subsidiary. To the extent that any party acquires a right to receive payments under the Plan, such right shall be equivalent to that of an unsecured general creditor of the Company.

SECTION 7. TERMINATION OF ELIGIBILITY OR EMPLOYMENT

7.1   Termination of Eligibility.   In the event a Participant ceases to be eligible to participate in the Plan during a Performance Period but remains employed by the Company or a Subsidiary through the end of the calendar year to which the applicable Performance Period relates, the Final Award determined in accordance with Section 5.4 herein shall be reduced proportionately to reflect the period of participation prior to such cessation of eligibility only. The Final Award thus determined shall be payable in a lump sum at the time prescribed by Section 6.1, above.

7.2   Termination of Employment.   In the event a Participant's employment is terminated for any reason prior to the end of the calendar year to which the applicable Performance Period relates, all of the Participant's rights to a Final Award for the Performance Period then in progress shall be forfeited. However, the Committee, in its sole discretion, may pay a partial award for the portion of that Performance Period that the Participant was employed by the Company, computed as determined by the Committee and paid in a lump sum no later than the deadline prescribed by Section 6.1, above.

7.3   Unless the Committee determines otherwise, a Participant who has earned a Final Award with respect to a completed Performance Period but terminates employment or otherwise ceases eligibility before the date that the Final Award is to be paid (and after the end of the calendar year to which the Performance Period relates) shall remain eligible to receive such Final Award. Payment shall be made at the time prescribed by Section 6.1, above.

SECTION 8. RIGHTS OF PARTICIPANTS

8.1   Employment.   Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company.

8.2 Nontransferability.   No right or interest of any Participant in the Plan shall be assignable or transferable, or subject to any lien, directly, by operation of law, or otherwise, including, but not limited to, execution, levy, garnishment, attachment, pledge, and bankruptcy.

SECTION 9. EXECUTIVE OFFICERS

9.1 Applicability.   The provisions of this Section 9 shall apply only to Executive Officers and are intended to apply additional terms, conditions and limitations required for amounts payable hereunder to Executive Officers to qualify as performance-based compensation exempt from Section 162(m) of the Code. In the event of any inconsistencies between this Section 9 and the other Plan provisions, the provisions of this Section 9 shall control with respect to Executive Officers.

9.2 Performance Goals and Award Opportunities.   With respect to Executive Officers, objective written performance goals and Award Opportunities for a Performance Period shall be established by the Committee (and the Committee only, with no delegation) (i) while the attainment of the performance goals for the Performance Period is substantially uncertain and (ii) no more than 90 days after the commencement of the Performance Period (or a number of days equal to 25% of the Performance Period, if less than twelve months). The performance goals applicable to the Executive Officers shall be tied to one or more of the performance criteria listed below. The Committee may select one or more of the performance criteria specified for each Performance Period and the criteria selected need not be the same for each Executive Officer in a given period. Performance goals will consist of specified levels of one or more of the following performance criteria as the Committee deems appropriate: operating cash flows from continuing operations, operating working capital, free cash flow, cash efficiency, revenues, segment profit, corporate expenses, special charges, gain (loss) on sale of business, income from continuing operations, net income, EBITDA—earnings before interest, taxes, depreciation and amortization, EBIT—earnings before interest and taxes, EPS— earnings per share, as adjusted EPS, ROA—return on assets, ROS—return on sales, ROE—return on equity, ROIC—return on invested capital, WACC—weighted average cost of capital, total shareholder return, stock price appreciation, growth in managed assets, organic growth, cost performance, net cost reductions, inventory turns, selling and administrative expense as a percentage of sales, days sales outstanding, ratio of income to fixed charges, segment profit margins, total profit margin, EVA— economic value added, intrinsic value, effective income tax rate, and workforce diversity. In each case, performance goals shall be determined in accordance with GAAP (subject to modifications approved by the Committee) and shall be consistently applied on a segment, business unit, operating unit, divisional, subsidiary or consolidated basis or any combination thereof. Performance goals may be described in terms of objectives that are related to the individual Participant or objectives that are Company-wide or related to a Subsidiary, division, department, region, function, operating unit, business unit or segment and may be measured on an absolute or cumulative basis or on the basis of percentage of improvement over time, and may be measured in terms of Company performance (or performance of the applicable Subsidiary, division, department, region, function, operating unit, business unit or segment) or measured relative to selected peer companies or a market index. In addition, for awards not intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee may establish performance goals based on other criteria as it deems appropriate. Notwithstanding the above, for any award or portion of an award designated to be "performance-based compensation" under Section 162(m) of the Code, the Committee does not retain any right to increase any amount otherwise determined under the provisions of the Plan.

9.3 Certification of Achievement of Performance Goals.   Following the end of the Performance Period and prior to payment, the Committee shall review and certify in writing the extent to which the performance goals and any other material terms were satisfied. For the avoidance of doubt, approved minutes of the Committee meeting in which the certification is made are treated as a written certification. Final Awards shall be computed for each Executive Officer based on (i) the Participant's Target Incentive Award and (ii) percent satisfaction of performance goals (as certified by the Committee). Final Award amounts may vary above or below the Target Incentive Award based on the level of achievement of the pre-established performance goals and the Committee's exercise of negative discretion permitted by the Plan.

9.4 Non-adjustment of Performance Goals.   Once established, performance goals shall not be changed during the Performance Period except as provided in Section 5.3 hereof.

9.5 Discretionary Adjustments.   The Committee retains the discretion to eliminate or decrease the amount of the Final Award otherwise payable to a Participant. For any Final Award or portion of a Final Award designated to be "performance-based compensation" under Section 162(m) of the Code, the Committee shall not retain any right to increase any amount otherwise determined under the provisions of the Plan.

SECTION 10. CLAWBACK PROVISION

10.1   The Committee shall, in all appropriate circumstances, require reimbursement of any Final Award payment to an executive officer made hereunder, where: (i) the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of Company financial statements filed with the Securities and Exchange Commission; (ii) the Committee determines the executive officer engaged in intentional misconduct that caused or substantially caused the need for the substantial restatement; and (iii) a lower payment would have been made to the executive officer based upon the restated financial results. In each such instance, the Company will, to the extent practicable, seek to recover from the individual executive officer the amount by which the individual executive officer's incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results. For purposes of this provision, the term "executive officer" means any officer who has been designated an executive officer by the Board. In addition, all awards under the Plan are subject to all other clawback procedures of the Company, as in effect and as amended from time to time.

SECTION 11. AMENDMENT AND MODIFICATION

11.1   Amendment by Board.   Subject to applicable laws, rules, and regulations, the Board, in its sole discretion, without notice, at any time and from time to time, may modify or amend, in whole or in part, any or all of the provisions of the Plan, or may suspend or terminate the Plan entirely, by written resolution or other formal action reflected in writing.

11.2   Delegation of Amendment Authority.   To the extent permitted by applicable law, the Board may make a non-exclusive written delegation of the authority to amend the Plan to a committee of the Board or to one or more officers of the Company. In addition, to the extent permitted by applicable law, the Board may authorize a committee of the Board to make a further delegation of the authority to amend the Plan, provided that no such delegate may amend the Plan in a manner which increases the authority of the Committee's delegates under the Plan.

SECTION 12. MISCELLANEOUS

12.1   Jurisdiction, Venue and Governing Law.   Except as to matters of federal law, the Plan, and all agreements hereunder, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any conflict of law provisions that might otherwise point to a different jurisdiction. Any dispute, controversy or claim arising out of or relating to the Plan or any award under the Plan shall be brought only in a court of competent jurisdiction in the State of Rhode Island, and no other court, agency or tribunal shall have jurisdiction to resolve any such dispute, controversy or claim.

12.2   Withholding Taxes.   The Company and its Subsidiaries shall have the right to deduct from all payments under the Plan any federal, state, local and/or foreign income, employment or other applicable payroll taxes that the payer determines are required by law to be withheld with respect to such payments.

12.3   Construction.   Except where otherwise indicated by the context, (i) any masculine term used herein also shall include the feminine, (ii) the plural shall include the singular, and the singular shall include the plural, and (iii) the word "include" means "including but not limited to."

12.4   Severability.   In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

12.5   Costs of the Plan.   All costs of implementing and administering the Plan shall be borne by the Company.

12.6   Successors.   All obligations of the Company and its Subsidiaries under the Plan shall be binding upon and inure to the benefit of any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, amalgamation, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

12.7   Compliance With Code Section 409A.   The Plan is intended, and shall be interpreted, to provide compensation that is exempt from or compliant with the requirements of Code Section 409A. The Company does not warrant that the Plan will comply with Code Section 409A with respect to any Participant or with respect to any payment, however. In no event shall the Company; any affiliate of the Company; any director, officer, or employee of the Company or an affiliate; or any member of the Committee be liable for any additional tax, interest, or penalty incurred by a Participant as a result of the Plan's failure to satisfy the requirements of Code Section 409A, or as a result of the Plan's failure to satisfy any other requirements of applicable tax laws.





TEXTRON

40 Westminster Street
Providence, RI 02903
(401) 421-2800
www.textron.com



